Exhibit 99.2

BELLATRIX EXPLORATION LTD.

MANAGEMENT INFORMATION CIRCULAR

Annual and Special Meeting of Shareholders

to be held on May 18, 2016

PROXIES

Solicitation of Proxies

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Corporation”) for use at the annual and special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Common Shares”) of the Corporation to be held on May 18, 2016 at 3:00 p.m. (Calgary time), in the Britannia Room, The Westin Hotel, 320— 4th Avenue SW, Calgary, Alberta, Canada  T2P 2S6, and at any adjournment(s) thereof, for the purposes set forth in the Notice of Annual and Special Meeting accompanying this Information Circular.

The Board of Directors of the Corporation (the “Board”) has fixed the record date for the Meeting as the close of business on April 4, 2016 (the “Record Date”).  Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those Common Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificates evidencing such Common Shares or having otherwise established that he or she owns such Common Shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

If you are a registered Shareholder and are unable to attend the Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to Computershare Trust Company of Canada, the Corporation’s transfer agent. To be valid, completed proxy forms must be dated, completed, signed and deposited with the Corporation’s transfer agent, Computershare Trust Company of Canada, (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (iii) by facsimile to (416) 263-9524 or 1866-249-7775. If you vote through the Internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Calgary time) on May 16, 2016 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjourned Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at the Record Date.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed Form of Proxy are directors and officers of the Corporation.  Each Shareholder has the right to appoint a proxyholder other than the persons designated in the Form of Proxy, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder’s appointee should be legibly printed in the blank space provided. In addition, the Shareholder should notify the appointee of his or her appointment, obtain his or her consent to act as appointee and instruct him or her on how the Shareholder’s Common Shares are to be voted.

Notice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of the Shareholders do not hold Common Shares in their own names.  Shareholders who do not hold their Common Shares in their own names (“Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms).  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients.  The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.  Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

Applicable regulatory policy requires intermediaries/brokers, on receipt of proxy-related materials that seek voting instructions from Beneficial Shareholders indirectly, to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and Canada.  Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Common Shares held by the Beneficial Shareholder or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver the Beneficial Shareholder’s voting instructions. Broadridge then provides the aggregate voting instructions to Computershare Trust Company of Canada, Bellatrix’s transfer agent and registrar, who tabulates the results and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting or any adjournment(s) thereof. A Beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Revocability of Proxy

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends in person at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Persons Making the Solicitation

The solicitation is made on behalf of management of the Corporation.  The costs incurred in the preparation and mailing of this Information Circular and related materials will be borne by the Corporation.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon. The persons appointed under the Form of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments to or variations of those matters specified in the Form of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular, management of the Corporation knows of no such amendment, variation or other matter.

Notice-and-Access

The Corporation has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings to its Beneficial Shareholders. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that we must physically mail to Shareholders by allowing the Corporation to post the Information Circular and related materials online.

In relation to the Meeting, registered Shareholders will receive a paper copy of each of the notice of the meeting, this Information Circular and a form of proxy whereas Beneficial Shareholders will receive only a notice-and-access notification and a voting instruction form.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares.  As at the Record Date, 191,963,910 Common Shares were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them is present at the Meeting in person or by proxy, they shall vote as one the Common Shares jointly held by them.

To the best of the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares that may be voted at the Meeting, except as set forth below:

Name of Shareholder	Number of Common Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly		Percentage of Common Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly(4)

Orange Capital, LLC (“Orange Capital”) Orange Capital Master I, Ltd. (“OCMI”) OC Offshore Investments II, SPC — Segregated Portfolio A (“OCOI”) OC Offshore Investments II, SPC — Segregated Portfolio B (“OCOIB”) (collectively, the “Orange Group”)(1)	30,827,712	(3)	16.06%
The Baupost Group, L.L.C.(“Baupost”)(2)	23,990,500	(3)	12.50%

Notes:

(1)                                 According to public filings made by Orange Capital, the sole holders of the Common Shares are OCMI, OCOI and OCOIB, of which Orange Capital is the investment advisor and has voting and dispositive power over such Common Shares.

(2)                                 According to public filings made by Baupost, Baupost is the managing partner and investment advisor to investment limited partnerships owning the Common Shares identified above and has control of such Common Shares.

(3)                                 The number of Common Shares owned or controlled by the Orange Group and Baupost is based on public filings made by the Orange Group and Baupost on February 11, 2016 and February 12, 2016, respectively.

(4)                                 Percentage is based on the Common Shares issued and outstanding as at the Record Date.

QUORUM FOR THE MEETING

At the Meeting, a quorum shall consist of two or more individuals present in person either holding personally or representing by proxies not less in aggregate than twenty-five percent of the votes attached to all issued and outstanding Common Shares entitled to be voted at the Meeting. If a quorum is not present at the Meeting, the Shareholder present may adjourn the Meeting to a fixed time and place but may not transact any other business.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The Board presently consists of eleven members. Mr. Johnson has informed the Corporation that he will not stand for election at the Meeting, as a result, at the Meeting Shareholders will be asked to pass a resolution to fix the number of directors of the Corporation to be elected at the Meeting at ten members and to elect ten directors to hold office until the next annual meeting or until their successors are elected or appointed.

Management is soliciting proxies, in the accompanying form of proxy, in favour of an ordinary resolution to fix the number of directors of the Corporation at ten members. In addition, management is soliciting proxies in favour of electing each of the following ten nominees as members of the Board:

Raymond G. Smith	Doug N. Baker
Murray L. Cobbe	John H. Cuthbertson
W.C. (Mickey) Dunn	Melvin M. Hawkrigg
Keith E. Macdonald	Steven J. Pully
Murray B. Todd	Keith Turnbull

Majority Voting Policy

The Board has adopted a majority voting policy with respect to the election of directors. A copy of the majority voting policy is attached to this Information Circular as Appendix “B”.

Advance Notice By-Law

The Corporation’s Advance Notice By-Law, which was approved by the Shareholders at the annual and special meeting of Shareholders held on May 21, 2014, will apply to nominations of directors at the Meeting. The purpose of the Advance Notice By-Law is to provide Shareholders, the Board and management of the Corporation with a clear framework for director nominations to help ensure orderly business at Shareholder meetings.

Among other things, the Advance Notice By-Law requires that a Shareholder wishing to nominate a candidate for election as a director of the Corporation at an annual meeting of Shareholders must provide notice to the Corporate Secretary of the Corporation not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.  In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice By-Law also specifies the information and accompanying documentation that a nominating Shareholder must provide with respect to the nominating Shareholder and the nominee for the notice to be effective. No person nominated by a Shareholder will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Advance Notice By-law. The Board may, in its sole discretion, waive any requirement of the Advance Notice By-law. A copy of the Advance Notice By-Law is available on the Corporation’s SEDAR profile at www.sedar.com.

Directors Nominees

The names and provinces or states of residence of all of the persons nominated for election as directors, their age (as at December 31, 2015) and principal occupations for the past five years, the date in which they became directors of the Corporation and the number of Common Shares and DSUs (as defined below) beneficially owned, or controlled or directed, directly or indirectly, by each of them, is set forth below:

Name, Province/State of Residence and Age(1)	Principal Occupation	Director Since	Number of Common Shares and DSUs Beneficially Owned, Controlled or Directed(7)

Raymond G. Smith, P.Eng. Alberta, Canada Age: 68

President and Chief Executive Officer of Bellatrix, and prior to November 1, 2009 of True Energy Inc. (as administrator of True Energy Trust), since January 26, 2009. Director of Madalena Energy Inc. since October 2005. Chairman of Cork Exploration Inc. from April 2005 to November 2007; Chairman, President and Chief Executive Officer of Meridian Energy Corporation from September 2002 to March 2005. Prior thereto, Mr. Smith was Chairman, President and Chief Executive Officer of Corsair Exploration Ltd.

		April 25, 2005(6)	546,661 Common Shares Nil DSUs

Name, Province/State of Residence and Age(1)	Principal Occupation	Director Since	Number of Common Shares and DSUs Beneficially Owned, Controlled or Directed(7)

Doug N. Baker, FCA(2)(5) Alberta, Canada Age: 62

Independent businessman. Mr. Baker currently serves as a director and Chair of the Audit Committee for RMP Energy Inc. and the Canadian Investor Protection Fund; Served as Chair of the Canadian Institute of Chartered Accountants from 2008 to 2010. Previously a director of Genesis Land Development Corp. from May 2010 to September 2012, Longview Oil Corp. from March 2011 to June 2014, Winstar Resources Ltd. from May 2006 to April 2013 and ATB Financial Ltd. from May 2009 to May 2014; Director of Century Energy Ltd. from 2008 to 2015.

		April 26, 2007(6)	110,000 Common Shares 100,181 DSUs

Murray L. Cobbe(3)(4) Alberta, Canada Age: 66

Chairman and, prior to August 2009, President and Chief Executive Officer of Trican Well Service Ltd. (a publicly traded well service company). Director of Pason Systems Inc. since 2001. Director of Secure Energy Services Inc. since 2009.

		September 22, 2006(6)	97,151 Common Shares 100,181 DSUs

John H. Cuthbertson, Q.C.(5) Alberta, Canada Age: 65	Partner, Burnet, Duckworth & Palmer LLP (barristers and solicitors).	August 31, 2000(6)	144,472 Common Shares 100,181 DSUs

W.C. (Mickey) Dunn(4)(5) Alberta, Canada Age: 62

Chairman of Bellatrix and prior to November 1, 2009 of True Energy Inc. (as administrator of True Energy Trust); previously director of Precision Drilling Inc. from 1992 to 2013; previously director of The Cash Store Financial Services Inc. from 2003 to 2014; previously director of Vero Energy Inc. from 2006 to 2010; previously President and Chief Executive Officer of Cardium Service and Supply Ltd. and Cardium Tool Services Inc. from 1981 to 1999, and Colorado Silica Sand Inc. from 1981 to 1996.

		August 31, 2000(6)	938,228 Common Shares 100,181 DSUs

Melvin M. Hawkrigg, BA, FCA, LL.D. (Hon.)(2) Ontario, Canada Age: 85	Chairman, Orlick Industries Limited, a private automotive supply company from 1998.	March 31, 2009(6)	Nil Common Shares 100,181 DSUs

Keith E. Macdonald, CA(2)(4) Alberta, Canada Age: 59

President of Bamako Investment Management Ltd., a private holding and financial consulting company, since July 1994. Mr. Macdonald was the Chief Executive Officer and a director of EFLO Energy Inc. from March 2011 to January 2015. Mr. Macdonald currently serves as a director of Surge Energy Inc., Madalena Energy Inc. and Mountainview Energy Ltd.

		April 26, 2007(6)	90,000 Common Shares 100,181 DSUs

Name, Province/State of Residence and Age(1)	Principal Occupation	Director Since	Number of Common Shares and DSUs Beneficially Owned, Controlled or Directed(7)

Steven J. Pully, Esq., CFA, CPA(4)(5) Texas, United States of America Age: 55

Independent businessman and consultant and director of VAALCO Energy; previously General Counsel and a Partner of Carlson Capital, L.P., an alternative asset management firm, from January 2008 to September 2014;

		January 1, 2015	19,200 Common Shares 50,419 DSUs

Murray B. Todd, B.Sc., P.Eng.(3) Alberta, Canada Age: 80	President and CEO of Canada Hibernia Holding Corporation (an oil and gas production company).	November 2, 2005(6)	78,548 Common Shares 100,181 DSUs

Keith Turnbull, B. Sc. CA(2) Alberta, Canada Age: 66

Business consultant since January 1, 2010. Prior thereto, Partner at KPMG LLP. President of K.S. Turnbull Professional Corporation and currently a director of Crown Point Energy Inc; previously a director of Renegade Petroleum Ltd. from June 2012 to March 2014, Angle Energy Inc. from March 2012 to December 2013, CE Franklin Ltd. from April 2010 to July 2012, and UNX Energy Corp. from May 2010 to April 2011.

		January 1, 2014	20,000 Common Shares 49,990 DSUs

Notes:

(1)                                 All of the directors will hold office until the next annual meeting of Shareholders or until their successor is duly elected or appointed, unless their office is earlier vacated.

(2)                                 Member of our Audit Committee.  For Audit Committee Information, please see the section entitled “Audit Committee Information” in the Corporation’s Annual Information Form for the year ended December 31, 2015, a copy of which is filed on SEDAR at www.sedar.com.

(3)                                 Member of our Reserves, Safety and Environment Committee.

(4)                                 Member of our Compensation Committee.

(5)                                 Member of our Corporate Governance Committee.

(6)                                 To the extent the date of election or appointment is prior to November 1, 2009, such date reflects the date of first election or appointment as a director of True Energy Inc., the administrator of True Energy Trust, the predecessor to the Corporation.

(7)                                 The information as to Common Shares and DSUs beneficially owned, or controlled or directed, directly or indirectly, is based upon information furnished to the Corporation by the nominees as of the Record Date. Mr. Smith, as President and Chief Executive Officer of the Corporation, is not entitled to receive DSUs under the DSU Plan (as defined below).

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Other than as described below, no proposed director is as at the Record Date, or has been:

(a)                                 within 10 years of the date hereof, a director or chief executive officer or chief financial officer of any company, including the Corporation, that:

(i)                                     while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)                                  was subject to an event that resulted in the company, after the director or executive officer ceased to be a director chief executive officer or chief financial officer of the company, being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, or

(b)                                 within 10 years of the date hereof, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)                                  has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

W.C. (Mickey) Dunn was a director of The Cash Store Financial Services Inc. from May 1, 2003 until his resignation on January 2, 2014.  On April 14, 2014, The Cash Store Financial Services Inc. (“Cash Store Financial”), The Cash Store Inc., TCS Cash Store Inc., Instaloans Inc., 7252331 Canada Inc., 5515433 Manitoba Inc., 1693926 Alberta Ltd. doing business as “The Title Store” obtained an Initial Order under the Companies’ Creditors Arrangement Act (the “CCAA”).  The applicants sought and were granted the stay of proceedings and other relief provided under the CCAA. On January 4, 2016, 1511419 Ontario Inc., formally known as Cash Store Financial and applicants announced that it had successfully implemented its Plan of Compromise and Arrangement pursuant to the CCAA with an implementation date of December 31, 2015. Following the resignation of W.C. (Mickey) Dunn from the board of directors of Cash Store Financial on January 2, 2014, the company announced that a Cease Trade Order was issued on May 30, 2014 by the Alberta Securities Commission (and subsequently on June 18, 2014 by the Ontario Securities Commission) due to Cash Store Financial failing to file interim financial statements for the 6-month period ended March 31, 2014.

In addition, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Director Share Ownership Guidelines

With a view to aligning the long-term interests of Bellatrix’s non-management directors with those of Shareholders, in April 2014, Bellatrix implemented share ownership guidelines for non-management directors, which were subsequently amended in March 2015 to increase the ownership requirements.

Pursuant to the non-management director share ownership guidelines, non-management directors are required to hold Common Shares and/or DSUs with a combined value of not less than six times (previously the requirement was set at five times) the annual fixed retainer paid to such directors and such directors are expected to achieve this level within three years of their election or appointment to the Board.  If a director’s annual retainer increases and as a result the director no longer meets the requirements of the share ownership guidelines, the director will have until March 31 of the following year to achieve the required ownership level.

Common Shares and/or DSUs are valued as at March 31 of each year at the greater of the cost or market value of such Common Shares or DSUs. If any Director previously satisfied the share ownership guidelines but as a result of a drop in the market value of the Common Shares ceased to satisfy the share ownership guidelines and the director’s aggregate ownership of Common Shares or DSUs has not decreased, the director will have until March 31 of the following year to re-achieve the required ownership levels. The following table sets out the applicable equity ownership guideline and equity ownership for each non-management director nominee.

	Equity Ownership Guideline			Equity Ownership
Name	Multiple of Retainer	Amount of Retainer ($)	Total Value of Equity Ownership Required ($)	Common Shares(4) (#)	DSUs (#)	Value of Equity Ownership(5) ($)	Meets Share Ownership Requirement
Doug N. Baker	6x	60,000	360,000	110,000	100,181	963,139	Yes
Murray L. Cobbe(1)	6x	60,000	360,000	97,151	100,181	283,794	n/a
John H. Cuthbertson	6x	60,000	360,000	144,472	100,181	1,009,315	Yes
W.C. (Mickey) Dunn	6x	150,000	900,000	938,228	100,181	1,655,352	Yes
Melvin H. Hawkrigg(1)	6x	60,000	360,000	nil	100,181	132,239	n/a
Keith E. Macdonald (1)	6x	60,000	360,000	90,000	100,181	301,903	n/a
Steven J. Pully (2)	6x	60,000	360,000	19,200	50,419	135,408	n/a
Murray B. Todd	6x	60,000	360,000	78,548	100,181	701,904	Yes
Keith Turnbull(3)	6x	60,000	360,000	20,000	49,990	131,787	n/a

Notes:

(1)                                 In accordance with the terms of the policy set out above, Messrs. Cobbe, Hawkrigg and Macdonald have until March 31 of 2017 to re-achieve the required ownership level.

(2)                                 Mr. Pully was appointed to the Board on January 1, 2015 and has until January 1, 2018 to reach the share ownership requirement.

(3)                                 Mr. Turnbull was appointed to the Board on January 1, 2014 and has until January 1, 2017 to reach the share ownership requirement.

(4)                                 Share ownership is determined as at March 31, 2016. For the purposes of determining Common Share ownership of a particular director, Common Shares owned directly by such director, such director’s spouse or children or through any holding company wholly owned and controlled by such director are treated as Common Shares owned by such director.

(5)                                 The “Value of Equity Ownership” amount of the Common Shares and DSUs held by each director is based on the greater of: (a) cost, and (b) the closing price of the Common Shares on the TSX (as defined below) on March 31, 2016 being $1.32 per Common Share.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the Shareholders and to authorize the directors to fix their remuneration as such.  KPMG LLP has been the Corporation’s auditors since formation.

Approval of the Corporation’s Award Plan

Background

On August 7, 2013, the Board initially adopted the incentive award plan (the “Award Plan”), which provides for the granting of restricted awards (the “Restricted Awards”) and performance awards (the “Performance Awards” and collectively with the Restricted Awards, the “Awards”) to employees, officers, consultants or other service providers to the Corporation or any subsidiary of the Corporation (collectively, the “Eligible Participants”). The Award Plan specifically does not include any ability to grant Awards to any directors of the Corporation who are not also officers or employees of the Corporation or of any subsidiaries of the Corporation.

The principal purposes of the Award Plan are to: (a) retain and attract qualifying Eligible Participants; (b) promote a proprietary interest in the Corporation by such Eligible Participants and to encourage such persons to remain in the employ or service of the Corporation and its subsidiaries and put forth maximum efforts for the success of the business of the Corporation and its subsidiaries; and (iii) focus management of the Corporation and its subsidiaries on operating and financial performance and long-term total shareholder value.

The Award Plan currently provides for the settlement of any Award by any of the following methods or by a combination of such methods: (a) payment in cash; (b) payment by Common Shares purchased by the Corporation through the facilities of the Toronto Stock Exchange (the “TSX”); or (c) payment by the issuance of Common Shares from the treasury of the Corporation; provided that the payment by the issuance of Common Shares from treasury to settle Awards requires the prior approval of the TSX and the Shareholders.

On April 4, 2016, the Board resolved to seek Shareholder approval at the Meeting to permit the issuance of Common Shares as payment to settle both currently outstanding Awards and any additional Awards that may be issued under the Award Plan. The Board believes that it is in the best interests of the Corporation to have the flexibility to settle Awards by issuing Common Shares from treasury as it will allow the Corporation to preserve cash when appropriate and necessary to use for other purposes including to pay down indebtedness of the Corporation, to fund the Corporation’s capital program and/or to fund other corporate expenditures.

In conjunction with determining to seek Shareholder approval for issuing Common Shares pursuant to the Award Plan, the Board has approved certain amendments to the Award Plan that will only take effect if the Award Plan is approved by Shareholders. If the Award Plan is not approved by Shareholders, the Corporation will be required to continue to settle Awards by making cash payments or by purchasing Common Shares through the facilities of the TSX and the below noted amendments will not take effect unless otherwise determined by the Board.

A summary of the material amendments to the Award Plan, including the limits on the number of Common Shares issuable pursuant to the Award Plan, is provided below. A complete copy of the Award Plan, as amended, is attached to this Information Circular as Appendix “C”. The current Award Plan is described in detail under “Statement of Executive Compensation - Incentive Plan Awards - Award Plan”.

Maximum Number of Awards

The proposed amendments include the aggregate maximum number of Common Shares reserved that are available to be issued from time to time pursuant to granted and outstanding Awards under the Award Plan at any time shall not exceed the lesser of: (A) 5% of the aggregate number of issued and outstanding Common Shares, and (B) 10% of the aggregate number of issued and outstanding Common Shares less the aggregate number of Common Shares reserved for issuance under outstanding awards, rights or options under any other security based compensation arrangements of the Corporation, including options (“Options”) to purchase Common Shares granted under the share option plan (the “Option Plan”) of the Corporation.

In addition, the amendments provide that: (i) the number of Common Shares issuable to insiders (as defined in the TSX Company Manual) of the Corporation pursuant to the Award Plan and all other security based compensation arrangements of the Corporation, at any time will not exceed 10% of the issued and outstanding Common Shares, and (ii) the number of Common Shares issued to insiders of the Corporation pursuant to the Award Plan and all other security based compensation arrangements of the Corporation, within any one year period, will not exceed 10% of the issued and outstanding Common Shares.

The amendments to the Award Plan also provide that following the settlement, expiration, cancellation or other termination of any Award under the Award Plan, a number of Common Shares equal to the number of Common Shares underlying the Awards so exercised, expired, cancelled or terminated shall automatically become available for issuance in respect of Awards that may subsequently be granted under the Award Plan.

As at the date hereof, there are 1,419,016 Restricted Awards and 1,143,400 Performance Awards outstanding under the Award Plan representing 1.3% of the Corporation’s issued and outstanding Common Shares assuming a payout multiplier of 1.0 for the Performance Awards. In addition, as of the date hereof there are Options outstanding to purchase an aggregate of 11,547,335 Common Shares representing 6.01% of the Corporation’s issued and outstanding Common Shares. If the Award Plan is approved, approximately 5,086,640 Common Shares (representing 2.6% of the Corporation’s issued and outstanding Common Shares) will be reserved and available for issuance pursuant to the settlement of Awards that may be granted in the future (assuming a payout multiplier of 1.0 for the currently outstanding Performance Awards). The Corporation is seeking approval for both the issuance of Common Shares pursuant to currently outstanding Awards and the reservation and issuance of Common Shares pursuant to the settlement of Awards that may be granted in the future.

New Amending Provision

In accordance with the requirements of the TSX and recommendations of Institutional Shareholder Services Inc. (“ISS”), the proposed amendments include a revised amending provision for the Award Plan. Specifically, the amended Award Plan provides that without the prior approval of the Shareholders, or such approval as may be required by the TSX, the Board may not: (i) make any amendments to the Award Plan to increase the percentage of Common Shares reserved for issuance pursuant to outstanding Awards, (ii) make any amendment to increase the maximum limit on the number of securities that may be issued to insiders of the Corporation pursuant to the terms of the Award Plan, (iii) make any amendments to the Award Plan to permit the grant of Awards to directors who are not officers or employees of the Corporation, (iv) make any amendment to the Award Plan that would permit a grantee to transfer or assign Awards to a new beneficial grantee other than in the case of death of the grantee, (v) make any amendments to any outstanding Awards to extend the expiry date of such Awards, or (vi) make any amendment to the amending provision of the Award Plan, including the restrictions described above. In addition, no amendment to the Award Plan or Awards may be made without the consent of the grantee of such Awards, if it adversely alters or impairs any Awards previously granted to such grantee under the Award Plan. The amending provision also provides that except for the specific instances enumerated above and any other amendments to the Award Plan which require the approval of the TSX, the Board may amend or discontinue the Award Plan and Awards granted thereunder at any time without shareholder approval.

Change of Control

Consistent with the recommendations of ISS, the proposed amendments include the modification of the single trigger Change of Control (as defined in the Award Plan) provision contained in the Award Plan. Currently the Award Plan provides, on the occurrence of a Change of Control, for the acceleration of the Payment Date(s) (as defined below) for all outstanding Awards to immediately prior to the Change of Control. Instead the proposed amendments modify the single trigger and provide that acceleration of the Payment Date(s), will not occur in the event of any Change of Control except under the following circumstances: (a) the Successor (as defined in the Award Plan) does not (or, upon the occurrence of the Corporate Transaction (as defined in the Award Plan), will not) substitute or replace, or the nature of the Corporate Transaction does not provide for the full substitution or replacement of, the Common Shares with shares, securities or other property of the Successor in a manner that substantially preserves and does not impair the rights of the grantees under the Award Plan in any material respect, (b) the grantee is terminated without cause in connection with such Change of Control or within the six (6) months following a Change of Control, or (c) if, within six (6) months following a Change of Control, the grantee voluntarily resigns for an event or events which constitute Good Reason (as defined in the Award Plan).

Award Plan Amendment Resolution

At the Meeting, Shareholders will be asked to approve the following resolution (the “Award Plan Approval Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Bellatrix Exploration Ltd. (the “Corporation”) that:

1.                                      the incentive award plan (the “Award Plan”) of the Corporation, as amended, as described in the management information circular of the Corporation dated April 4, 2016 be and is hereby approved;

2.                                      the reservation and issuance of Common Shares pursuant to the 2,562,416 awards presently outstanding under the Award Plan be and is hereby authorized and approved; and

3.                                      any one or more directors or officers of the Corporation are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for approval of the Award Plan Approval Resolution.

Shareholder Advisory Vote on Executive Compensation

The Board believes that Shareholders should have the opportunity to receive information to assist them in understanding the objectives, philosophy and principles used in its approach to executive compensation and to provide feedback to the Board on such matters. As such, the Board determined to include a shareholder advisory vote (the “Say on Pay Vote”) on executive compensation at the Meeting. The Say on Pay Vote is a non-binding advisory vote on the Board’s approach to executive compensation. The purpose of the Say on Pay Vote is to provide Board accountability to the Shareholders for the Board’s compensation decisions by giving Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Bellatrix’s approach to executive compensation as set forth in the “Statement of Executive Compensation” section of this Information Circular. Shareholders are encouraged to carefully review the information set forth in that section before voting on this matter. The “Statement of Executive Compensation” section discusses our compensation philosophy, the objectives of the different elements of our compensation programs and the way the Board assesses performance and makes decisions. It explains how our compensation programs are centered on a pay-for-performance culture and are aligned with the long-term development strategy of our business in the interest of our Shareholders.

As this is an advisory vote, the results will not be binding upon the Board, however, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. The Corporation will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

In the event that the advisory resolution is not approved by a majority of the votes cast at the meeting, the Board will consult with its Shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Board’s approach to compensation in the context of those concerns. Results from the Board’s review, if necessary, will be discussed in the Corporation’s management information circular for the annual meeting of Shareholders to be held in 2017. Shareholders may contact the Corporate Secretary of the Corporation by mail at the Corporation’s head and registered office at Suite 1920, 800-5th Avenue SW, Calgary, Alberta, T2P 3J6, if they wish to share their view on executive compensation with the Board.

At the Meeting, Shareholders will be asked to approve the following resolution (the “Say on Pay Resolution”):

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of Bellatrix Exploration Ltd. (the “Corporation”), that the shareholders accept the approach to executive compensation as disclosed in the “Statement of Executive Compensation” section in the management information circular of the Corporation dated April 4, 2016.”

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for approval of the Say on Pay Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Governance

Compensation Committee Mandate

The Board has adopted a mandate for the compensation committee (the “Compensation Committee”) of the Board, which provides that it is the Compensation Committee’s responsibility to formulate and make recommendations to the Board in respect of compensation issues relating to directors, officers and employees of the Corporation and its subsidiaries, as applicable.  Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

1.                                      to review the compensation philosophy and remuneration policy for employees of the Corporation and to recommend to the Board changes to improve the Corporation’s ability to recruit, retain and motivate employees;

2.                                      to consider the implications and the risks associated with the Corporation’s compensation policies and practices;

3.                                      to review and recommend to the Board the retainer and fees to be paid to members of the Board, members of committees of the Board, and chairs of the various committees of the Board;

4.                                      to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer (the “CEO”) of the Corporation, evaluate the CEO’s performance in light of those corporate goals and objectives, and determine the CEO’s compensation level based on such evaluation (the CEO shall not be present during any voting or deliberations by the Compensation Committee with respect to the compensation of the CEO);

5.                                      to make recommendations to the Board with respect to non-CEO officer and director compensation including to review management’s recommendations for proposed stock option or other incentive compensation plans and equity based plans for non-CEO officer and director compensation and make recommendations in respect thereof to the Board;

6.                                      to administer the Option Plan, the Award Plan and other incentive plans approved by the Board in accordance with the terms of such plans including recommending to the Board (and if delegated authority thereunder, approve) the grant of stock options or other incentives under such plans in accordance with the terms thereof;

7.                                      to determine and recommend for approval of the Board bonuses to be paid to officers and employees of the Corporation and its subsidiaries, as applicable, and to establish targets or criteria for the payment of such bonuses, if appropriate;

8.                                      to review the disclosure as to compensation matters included in the information circular and proxy statement of the Corporation as mandated by applicable securities laws including, without limitation, the Compensation Discussion and Analysis set out below, prior to the Corporation publicly disclosing the same; and

9.                                      to review periodically, as determined necessary, but at least annually, the Compensation Committee’s Mandate and Terms of Reference and recommend to the Board and the Corporate Governance Committee of the Board amendments as the Compensation Committee believes are necessary or desirable.

The Compensation Committee is required to be comprised of at least three directors, or such greater number as the Board may determine from time to time and all members are required to be independent, for purposes of National Policy 58-201 — Corporate Governance Guidelines and the rules of the New York Stock Exchange (“NYSE”).  Pursuant to the mandate of the Compensation Committee, meetings of the Compensation Committee are to take place at least one time per year and at such other times as the Chair of the Compensation Committee may determine.

Composition of the Compensation Committee

The Compensation Committee is comprised of Keith E. Macdonald (Chair), Murray L. Cobbe, W.C. (Mickey) Dunn and Steven J. Pully, all of whom are independent directors. As described under “Matters to be Acted Upon at the Meeting — Election of Directors”, each of Messrs. Cobbe, Dunn, Macdonald and Pully have held senior executive management positions in various entities and in such roles have been involved in human resources and compensation issues. Messrs. Cobbe, Dunn, Macdonald and Pully have gained substantial experience and a thorough understanding of compensation, benefit and pension programs and related issues as a result of their senior executive management experience. This includes a specific understanding of executive compensation programs including base pay, equity and other incentives programs. In addition, each of Messrs. Cobbe, Dunn, Macdonald and Pully have acted and continue to act as directors of numerous public and private companies and have therefore been involved in compensation issues for such companies. The skills and experience possessed by members of the Compensation Committee acquired as a result of their lengthy and extensive business careers and experience as described above will assist and enable them to make decisions on the suitability of the Corporation’s compensation policies and practice.

Compensation Consultant or Advisor

The Corporation retained Lane Caputo Compensation Inc. (“Lane Caputo”), an independent executive compensation consulting firm, on June 11, 2013, to assist the Compensation Committee in reviewing executive officer and director compensation of the Corporation and to assist in structuring the Award Plan. In addition, Lane Caputo was consulted in respect of each of the last two completed financial years to assist the Corporation in reviewing and making recommendations to the Compensation Committee and the Board with respect to executive officer and director compensation matters and certain other matters such as implementing share ownership guidelines for director and executive officers.

The following sets forth the fees billed by Lane Caputo in each of the last two completed financial years:

	2014	2015
Executive compensation-related fees(1)	$34,700	$27,162
All other fees(2)	nil	nil

Notes:

(1)                                 Executive compensation-related fees are fees for services related to determining compensation for any of the Corporation’s directors and executive officers.

(2)                                 Fees billed for all services other than executive compensation-related Fees.

Risk and Executive Compensation

The Corporation has designed its compensation programs to provide an appropriate balance of risk and reward in relation to its overall business strategy. The Corporation is of the view that its compensation programs do not incent its executives to take undue risks because executives receive a mix of compensation elements with a significant portion of compensation in the form of long-term equity-based awards. Additionally, the Corporation has risk mitigation practices that include designing balanced incentive plans that are not focused on a single financial measure, a clawback policy for both short-term and long-term variable compensation, share ownership requirements for the executive officers and trading restrictions.

Incentive Plan Design

The ability of the Compensation Committee to consider factors such as personal contributions to corporate performance and non-financial, non-production or non-reserves based elements of corporate performance allows the Compensation Committee to consider whether executive officers have attempted to bolster short-term results at the expense of the long term success of the Corporation in determining executive compensation. In addition, as the compensation program consists of fixed (base salary) and variable (annual cash bonuses and long term incentive plan grants), the incentive for short-term risk taking is balanced with the incentive to focus on generating long-term sustainable value for Shareholders. Options and Awards which make up a significant portion of an executive officer’s total compensation, generally vest over a period of time (one to three years), which acts to further mitigate against the potential and inappropriate short-term risk taking. There are no compensation policies and practices that are structured significantly different for any Named Executive Officers or NEOs (as defined below). The Compensation Committee and the Board will continue to monitor compensation risk assessment practices on an ongoing basis to ensure that the Corporation’s compensation program is appropriately structured.

Clawback Policy

In 2015, the Board introduced a clawback policy on all forms of incentive compensation, including, without limitation, bonuses, Option grants under the Option Plan and Awards under the Awards Plan, that may be awarded to executive officers including the Named Executive Officers when (i) an executive engages in conduct that results in the need for the correction or restatement of financial results, (ii) the executive receives an award calculated on the achievement of those financial results, and (iii) the award received would have been lower had the financial results been properly reported. The policy requires that when the clawback is triggered, the executive must repay the amount of incentive compensation that is in excess of the incentive compensation the executive would have received if the incentive compensation had been computed in accordance with the results as restated, calculated on an after tax basis.

Share Ownership and Retention Requirements

Executive Officers are required to maintain a significant equity investment in the Corporation to align their interests with those of the Shareholders, and mitigate against the likelihood of undue risk taking. The share ownership guidelines establish minimum share ownership levels for executives based on a multiple of their salary and executive level. In addition, the share ownership guidelines include retention guidelines which provide that until such time as the applicable share ownership guideline is achieved, the executive officer is encouraged to retain an amount equal to 50% of the net Common Shares obtained through the Corporation’s equity compensation plans, including the Option Plan and the Award Plan. “Net Common Shares” are those shares that remain after shares are sold or netted to pay the exercise price of stock options (if applicable) and/or applicable taxes. See “Executive Officer Share Ownership Guidelines”.

Trading Policy

The Corporation’s Disclosure, Confidentiality and Trading Policy provides that directors, officers and employees of Bellatrix are prohibited from engaging in the following transactions in the Corporation’s securities: (i) selling the Corporation’s securities short; (ii) buying or selling puts or calls or other derivative securities on the Corporation’s securities; and (iii) entering into hedging or monetization transactions or similar arrangements using securities of the Corporation to hedge other securities of the Corporation; provided, however, that this prohibition does not apply to any index fund that includes securities of the Corporation unless the Corporation’s securities comprise 10% or more of such index.

Compensation Disclosure and Analysis

The Compensation Committee, among its other responsibilities, makes specific recommendations to the Board in respect of the compensation of the employees and executive officers (other than the CEO) and determines the CEO’s compensation.  In formulating recommendations to the Board with respect to compensation of the employees and the executive officers of the Corporation (other than the CEO), the Compensation Committee consults with, and reviews recommendations of, the CEO.

In making recommendations to the Compensation Committee, the CEO will make a general recommendation for compensation of all non-executive employees of the Corporation as to salary levels, bonuses to be awarded, Options to be granted pursuant to the Option Plan, Restricted Awards and Performance Awards to be granted pursuant to the Award Plan of the Corporation and certain other elements of compensation to be awarded to non-executive employees.  In making recommendations with respect to the compensation of executive officers of the Corporation (other than the CEO), the CEO will make specific recommendations with respect to each element of compensation to be awarded to each individual executive officer.  Such recommendations are based on the CEO’s review and analysis of a variety of information including compensation data of comparable issuers, corporate performance of the Corporation, personal performance of individual executive officers and any other relevant information.  Upon receiving recommendations from the CEO as well as the CEO’s analysis of information used to make such recommendations, the Compensation Committee reviews the information provided, consults with Lane Caputo, and either accepts or makes amendments to the CEO’s proposals.  The Compensation Committee then makes a recommendation to the Board as a whole for approval. The Board reviews all recommendations of the Compensation Committee with respect to executive officers (other than the CEO) relating to compensation matters before final approval. The Compensation Committee determines the compensation to be awarded to the CEO based upon a review of similar information without the input of the CEO.

The Corporation is committed to paying for performance and recognizes the importance of attracting and retaining highly skilled and talented employees throughout the organization.  The Compensation Committee and the Board recognize that the Corporation’s success depends on its ability to attract, retain and motivate superior performing employees at all levels, which can only occur if the Corporation has an appropriately structured and executed compensation program. The Corporation’s compensation plan for all of its employees, including its executive officers, continues to be comprised of the following elements:

•	base salary
•	long term incentive compensation	—	Option Plan
		—	Employee Savings Plan (as defined below)
		—	Award Plan
•	short term incentive compensation	—	Bonus Plan (as defined below)
•	other benefits	—	health care and wellness spending accounts and other benefits

Salaries and bonuses are intended to provide current compensation and short-term incentive for employees and executive officers to meet the Corporation’s goals, as well as to remain competitive with the members of the Corporation’s Compensation Peer Group (as defined below).  Options are granted, and participation in the Employee Savings Plan is provided, as a long-term incentive to encourage commitment to the Corporation.  Awards are both a long-term incentive to encourage commitment to the Corporation and to provide incentive for employees and management to meet the Corporation’s goals. The Compensation Committee believes that the elements of compensation which are based on performance, including bonuses and the grant of Options and Awards should represent a significant portion of each executive officer’s compensation in order to align compensation with corporate performance and therefore Shareholders’ interests.  While each element of compensation is determined based on its own criteria, upon determining the recommendations to be made with respect to each element of compensation, the Compensation Committee looks at all the elements of compensation to be awarded to individual executive officers and ensures that the total compensation of such individual executive officer is not out of line with the compensation to be awarded to other executive officers and the intended objectives of the Corporation’s compensation policies.

In addition, due to the need to compete for skilled executive officers and staff with other oil and gas companies that offer a wide variety of different incentives, benefits and perquisites, including flex days, greater vacation entitlements and incentive programs, management, the Compensation Committee and the Board determined that it was necessary for the Corporation to provide some additional benefits to help differentiate itself from its competitors. As a result, the Corporation has established some alternative benefits plans, including the health care and wellness spending accounts (the “Health Care and Wellness Spending Accounts”) for each employee, including the executive officers, of the Corporation and certain other perquisites as described herein.

When determining executive compensation, including the assessment of the competitiveness of the Corporation’s executive compensation practices, the CEO and the Compensation Committee utilize compensation survey information provided by Mercer Human Resource Consulting Ltd. (“Mercer”), an independent human resource consulting firm, in addition to other compensation information obtained by the CEO and the Compensation Committee from public disclosure documents of comparable issuers.  Information provided by Mercer is based on its annual survey of compensation practices within the Canadian oil and gas industry, which reflects the prior fiscal year’s compensation determinations.  In 2015 and 2016 the Compensation Committee also received the advice of Lane Caputo in relation to the appropriateness and competitiveness of the compensation awarded to the executive officers and the non-executive employees.  In addition, the Compensation Committee reviews the Corporation’s performance relative to performance information available in the public domain with respect to companies in the Corporation’s Compensation Peer Group.  In selecting a benchmarking group for performance comparison purposes, the CEO and the Compensation Committee consider the entities with which the Corporation competes for talent and, from that group, selects benchmarking group members based on a comparison of broad corporate measures such as annual production, annual revenue and number of employees.  For 2015, the entities included in the Corporation’s benchmarking group are: Advantage Oil & Gas Ltd., ARC Resources Ltd., Baytex Energy Corp., Birchcliff Energy Ltd., Bonavista Energy Corporation, Crew Energy Inc., Enerplus Corporation, Kelt Exploration Ltd., Long Run Exploration Ltd., NuVista Energy Ltd., Painted Pony Petroleum Ltd., Paramount Resources Ltd., Pengrowth Energy Corporation, Perpetual Energy Inc., Peyto Exploration and Development Corp., Seven Generations Energy Ltd., Surge Energy Inc., Trilogy Energy Corp., Tourmaline Oil Corp., Trilogy Energy Corp., Vermilion Energy Inc., and Whitecap Resources Inc. (collectively, the “Compensation Peer Group”).

Base salaries for our executive officers, including the CEO, are intended to be competitive with salaries paid to executive officers by the companies in the Corporation’s Compensation Peer Group.  Total compensation of executive officers is intended to be competitive with companies in the Corporation’s Compensation Peer Group provided that such executive officers meet or exceed performance expectations for their roles and the Corporation meets corporate performance targets.

The Compensation Committee and the Board in consultation with management and upon receiving the advice of compensation consultants, when determined necessary, will continue to evaluate the various elements of the Corporation’s compensation program to ensure that executive compensation effectively aligns with the performance of the Corporation and the interests of Shareholders.

Each element of the Corporation’s executive compensation program is described in more detail below.

Base Salaries

Base salaries for executive officers, including the CEO, for the year ended December 31, 2015 were established at rates that are competitive with those paid by the Compensation Peer Group.  In assessing comparability, we relied upon salary and other remuneration data provided by Mercer as well as other compensation information obtained from public disclosure documents of comparable issuers and the advice and guidance of Lane Caputo. Consideration was given to the time period evaluated in industry surveys and public data and to the business climate applicable at the time with respect to industry demand for experienced personnel.

In setting base compensation levels of individual executive officers, consideration is given to objective factors such as level of responsibility, experience and expertise.  The performance and salary of each Named Executive Officer is reviewed on an annual basis.

In light of the continued decline of crude oil and gas prices in 2015 and early 2016, and the impact on the Corporation’s future cash flows and 2016 capital budget, the Compensation Committee determined to continue the freeze on executive base salaries at their 2014 levels.

Option Plan

Options are granted under our Option Plan to officers, employees and other service providers generally upon commencement of service based on the level of responsibility with Bellatrix.  The Corporation’s current policy is that additional grants are generally made on an annual basis. The purpose of the Option Plan is to provide an effective long-term incentive for the eligible service providers to the Corporation and to align the interests of these service providers to those of the Corporation and its securityholders.  In determining the number of Options to be granted to each individual executive officer, the CEO and the Compensation Committee assess the number of Options required to remain competitive with similar positions for companies in the Corporation’s Compensation Peer Group and such number may be adjusted based on corporate performance as well as a subjective determination of such executive officer’s personal performance and individual contributions made to the Corporation. The Board has delegated the authority to grant Options to new hires of non-executive employees, consultants and other service providers to the CEO and any one member of the Compensation Committee, provided that any such grant to any one individual shall be limited to a grant date value of $100,000.

Award Plan

The Board upon the recommendation of the Compensation Committee adopted the Award Plan in August 2013 as a long-term compensation plan of the Corporation.

The Compensation Committee recommendation was based on the belief that the Award Plan would be a more effective retention tool and a more effective compensation mechanism to incentivize employees, officers and other services providers to the Corporation. In addition, the Award Plan is intended to better align the compensation of management and employees of the Corporation with the success of the Corporation and the creation of shareholder value over the longer-term which should be recognized in the trading price of the Common Shares. The Compensation Committee also concluded that the Award Plan would result in less dilution to Shareholders than the Option Plan at the present time. The Award Plan currently provides for the settlement of any Award by any of the following methods or by a combination of such methods: (a) payment in cash; (b) payment by Common Shares purchased by the Corporation through the facilities of the TSX; or (c) payment by the issuance of Common Shares from the treasury of the Corporation; provided that the payment by the issuance of Common Shares to settle Awards requires the prior approval of the TSX and the Shareholders. At the Meeting Shareholders will be asked to consider and approve the Award Plan, which, if approved, will permit the issuance of Common Shares to holders of Awards in lieu of, or in combination with, cash payments. See “Matters to be Acted upon at the Meeting — Approval of the Corporation’s Award Plan”.

In the case of Performance Awards, vesting is based not only on time, but the number of notional Common Shares underlying the Performance Awards gets adjusted based on the “payout multiplier” and therefore is dependent on the satisfaction of the performance criteria, based on the following measures and weightings:

•	Total Shareholder return	40% weighting
•	Finding, development and acquisition (“FD&A”) costs	15% weighting
•	Recycle ratio	15% weighting
•	Production per share growth	15% weighting
•	Development and execution of strategic plan	15% weighting

The numerical measures are measured relative to the performance of other companies in the Corporation’s Compensation Peer Group as the members of such peer group are adjusted from time to time. Although the Compensation Committee and Board expect to use the above referenced performance measures for determining the payout multiplier for the near future, such measures may be changed if the Compensation Committee and Board determine such a change is appropriate. Performance Awards granted in 2015 also included a maximum payout multiplier of 1.5 times such that the number of notional Common Shares underlying each Performance Award cannot exceed 1.5 Common Shares for each Performance Award.

In 2015, the Corporation granted both Performance Awards and Restricted Awards to executive officers and certain other upper management employees and all other employees received Restricted Shares. The more senior the position of the employee receiving the grant of Awards the more heavily the weighting towards Performance Awards.  The number of total Awards granted to each executive officer or employee of the Corporation was based on a multiple of the annual base salary of each of such executive officer or employee after the Compensation Committee gave consideration to a number of factors including the practices of other members of the Corporation’s Compensation Peer Group, total compensation of such executive officers and employees, the mix of long-term compensation (such as Options and Awards) and other forms of compensation previously received by such executive officers and employees and the potential costs to the Corporation.  The Compensation Committee and the Board intends to grant Awards under the Award Plan on an annual basis. For additional details on the Award Plan and how the Compensation Committee determines grants to be made under the Award Plan see “Incentive Plan Awards — Award Plan” and “Matters to be Acted Upon at the Meeting — Approval of the Corporation’s Award Plan”.

Employee Savings Plan

The Corporation has an employee share purchase plan (the “Employee Savings Plan”) which, among other things, authorizes the Corporation to make contributions into the Employee Savings Plan for the purchase of Common

Shares in the open market for the benefit of participating full time salaried employees, including executive officers (in this section, collectively, “Employees”) of the Corporation. Pursuant to the Employee Savings Plan, Bellatrix will match employee contributions towards the Employee Savings Plan up to a maximum of employee contributions of 10% of their annual base salary.  Each of the Employees’ contribution and Bellatrix’s contribution in each calendar month will be used to acquire Common Shares on the open market.

The purpose of the Employee Savings Plan is to provide a means by which Employees can save for their retirement to ensure their long term future financial security, and to develop the interest of the Employees in the growth and development of Bellatrix and its affiliates by providing them with the opportunity to acquire an increased proprietary interest in the Corporation through the purchase of Common Shares. As at December 31, 2015, 160 out of 188 eligible employees participated in the Employee Savings Plan, representing an 85.1% participation rate by the Corporation’s employees.

The Board may amend the Employee Savings Plan, in whole or in part, at any time, provided the amendment or termination does not deprive a participant of any benefits accrued under the Employee Savings Plan on or prior to the date of amendment or termination.

Bonus Plan

In 2015 the Corporation adopted an annual incentive plan relating to the payment of annual cash bonuses (the “Bonus Plan”). Prior to 2015, the Corporation had a discretionary bonus program which was based largely on a combination of the employee’s personal contribution to the Corporation, and by the Corporation’s overall performance in the fiscal year. The Corporation’s objectives for the Bonus Plan were to provide an annual incentive plan framework that was performance-driven and focused on objectives that would be critical to the Corporation’s success, to offer competitive cash compensation opportunities to all Bellatrix employees, and to incentivize and reward outstanding achievement. Broadly speaking, the intention of the Bonus Plan is to provide incentive awards largely determined on the basis of the Corporation’s consolidated results on financial and operating performance measures, as well as departmental objectives and individual performance goals that vary between participants and groups. For certain of the measures the Corporation’s performance was measured relative to the Compensation Peer Group. For the 2015 fiscal year, each of the Named Executive Officers or NEOs participated in the Bonus Plan. Each of Messrs. Smith, Brown, Eshleman, Kraus and Oicle were eligible to receive a target bonus under the Bonus Plan based on a percentage of their base salary. The amount of each applicable NEOs 2015 target bonus award under the Bonus Plan was 100% of their base salary.

For 2015, the Compensation Committee determined that the performance measures applicable to the bonus awards for the NEOs would include production, cash costs, FD&A costs, share performance, safety/environmental, departmental objectives and discretionary considerations with various weighting depending upon the NEOs areas of primary responsibility as follows:

•                  Production (20% - 25%) — sliding scale based on average annual working interest production guidance range. Working interest was selected in order to eliminate the impact of changes in commodity price which influence royalty calculations.  In addition, the impact of acquisitions and/or divestitures with associated production are excluded for the purpose of calculating production under this measure.

•                  Cash Cost (15% - 20%) — sliding scale based on a blended 75%/25% weighting of (i) operating expenses per barrel of oil equivalent (“BOE”) of production relative to guidance and (ii) gross general and administrative (“G&A”) expenses (before recoveries and excluding unusual items) relative to the Corporation’s budget, respectively.

•                  FD&A Cost (20% - 30%) — compares the Corporation’s finding, development and acquisition (“FD&A”) costs ($/BOE) to those of the Compensation Peer Group. The calculation is based on year-end proved developed producing (“PDP”) reserves (excluding Bellatrix Alder Flats Plant capital) and performance based on a quartile ranking among the Compensation Peer Group.

•                  Share Performance (10% - 20%) — compares the Corporation’s annual share performance to the annual share performance of the Compensation Peer Group. This performance measure is based on the Corporation’s quartile ranking among the Compensation Peer Group.

•                  Safety/Environment (10%) — tracks the Corporation’s performance from an environmental safety and regulatory perspective, including the number of inspections, low risk incidents and high risk incidents.

•                  Departmental Objectives — based on achievement of key departmental objectives identified and measured with input from the CEO and executive team. For 2015, in determining the NEO’s annual cash awards departmental objectives were given a weighting of zero.

•                  Discretionary (10%) - based on the recommendation of the CEO.

With respect to the departmental objectives and discretionary aspects of the Bonus Plan, in determining 2015 cash bonus the Compensation Committee considered a number of the positive results achieved by the Corporation in 2015 including positive drilling results, material reductions in capital costs, operating expenses per BOE and reductions in both gross G&A expense and G&A expense per BOE. The Compensation Committee also considered these factors in light of the continued decline in crude oil and natural gas prices and the impact on the Corporation’s future cash flows and 2016 capital budget. In particular, in the Compensation Committee’s judgement fiscal year 2015 was a year of many successes, accomplishments and challenges punctuated by:

•                  Successfully completing construction of phase 1 of the O’Chiese Ness-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Bellatrix Alder Flats Plant”) and related pipeline infrastructure, ahead of schedule and on budget in the second quarter of 2015. Initial start-up of the Bellatrix Alder Flats Plant commenced on May 22, 2015. The Bellatrix Alder Flats Plant successfully averaged 101% capacity utilization through its first two full quarters of operation, providing significant benefits including reduced costs, enhanced gas liquids extraction, and improved operational reliability;

•                  Successful completion of a private offering of US$250 million of 8.500% senior unsecured notes due 2020 (the “Senior Notes”). Bellatrix used the net proceeds of approximately CDN $293 million from the note offering to partially repay borrowings outstanding under its credit facilities;

•                  Successfully negotiated with the Corporation’s secured lenders to amend, and then remove, certain financial covenants contained in the agreement governing the Corporation’s revolving credit facilities in order to ensure balance sheet flexibility;

•                  Utilized free cash flow generated from operations and the proceeds of minor asset dispositions, during the second half of 2015 to reduce its bank and working capital deficit by $31.8 million compared with June 30, 2015 balances while sustaining total corporate production;

•                  Annual production in 2015 of approximately 15.1 million BOE was up 9% from 13.9 million BOE in 2014 and up 89% from 8.0 million BOE in 2013;

•                  Despite reduced capital spending, the 2015 average daily production of 41,441 BOE/d reflected annual growth of approximately 9% relative to 2014 average daily production of 38,065;

•                  Funds flow from operations for the year ended December 31, 2015 was $109.5 million ($0.57 per basic share), down 60% from $270.8 million ($1.48 per basic share) in 2014 which was up 89% from $143.5 million ($1.27 per basic share) in 2013;

•                  During the 2015 year, Bellatrix posted a 100% success rate drilling and/or participating in 27 gross (13.7 net) wells compared to the 2014 year, in which the Corporation posted a 100% success rate drilling and/or participating in the 110 gross (59.1 net) wells;

•                  Total proved plus probable company interest (including royalty interest but excluding any royalties payable) reserves decreased 11% to 223.1 million BOE as at December 31, 2015, from 250.1 million BOE as at December 31, 2014; on a proved plus probable basis, reserve net additions in 2015 (excluding revisions, acquisitions and divestures) replaced 148% of total production (proved and probable reserves estimates are based on a report prepared by Sproule Associates Limited (“Sproule”) effective December 31, 2015); and

•                  The Corporation’s reserve life index has improved 8% to 14.3 years for total company interest proved plus probable reserves compared to 13.3 years presented in 2014.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 million cubic feet of natural gas per one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. It should not be assumed that the estimates of future net revenues presented herein represent the fair market value of the reserves.

For further information with respect to the 2015 financial and operating results of the Corporation, including information relating to certain terms used in the above summary which are not recognized terms under Canadian generally accepted accounting principles or may be considered oil and gas metrics, see the Corporation’s Annual Information Form for the year ended December 31, 2015, annual audited financial statements for the year ended December 31, 2015 and related management’s discussion and analysis, and the press releases of the Corporation dated March 16, 2016, all of which are available on SEDAR at www.sedar.com.

At its meeting in March 2016 the Compensation Committee reviewed the results of the performance measures and the results under the Bonus Plan were as follows:

Production

Production Level	Performance	% of Total Award	Actual Performance
>40,000 BOE/d	Below Threshold	0%
40,000 to 41,000 BOE/d	Threshold	50%
41,000 to 42,000 BOE/d	Target	100%	41,441 BOE/d
42,000 to 43,000 BOE/d	Above Target	150%
>43,000 BOE/d	Outstanding	Maximum of 200%

Cash Cost

As described above, cash cost is based on a combination of operating expenses per BOE and gross G&A expenses relative to the Corporation’s 2015 budget.

Operating Cost Level	Performance	% of Total Award	Actual Performance
< $7.70 per BOE	Outstanding	Maximum of 200%
$7.70 to $8.00 per BOE	Above Target	150%	$7.86 per BOE
$8.00 to $8.30 per BOE	Target	100%
$8.30 to $8.50 per BOE	Threshold	50%
> $8.50 per BOE	Below Threshold	0%

G&A Cost Level	Performance	% of Total Award	Actual Performance
< $42.0 million	Outstanding	Maximum of 200%	$40.159 million
$42.0 to $43.5 million	Above Target	150%
$43.5 million to $45.0 million	Target	100%
$45.0 million to $46.0 million	Threshold	50%
> $46.0 million	Below Threshold	0%

Relative Corporate FD&A Costs

Corporation’s Rank among the Compensation Peer Group	Performance	% of Total Award	Actual Performance
Top Decile	Outstanding	Maximum of 200%	$ 9.54 per BOE
75th Percentile	Above Target	150%
Median	Target	100%
25th Percentile	Threshold	50%
Bottom	Below Threshold	0%

Share Performance

Corporation’s Rank among the Compensation Peer Group	Performance	% of Total Award	Actual Performance
Top Decile	Outstanding	Maximum of 200%
75th Percentile	Above Target	150%
Median	Target	100%	66.7%
25th Percentile	Threshold	50%
Bottom	Below Threshold	0%

Safety/Environment

The Compensation Committee reviewed the Corporation’s performance with respect to safety, adherence to regulatory requirements, including tracking the number of inspections, low risk incidents and high risk incidents. For 2015 the Corporation had significant achievements, including achieving an Alberta Energy Regulator industry report card compliance rating of 90.1% compared to the industry average of 75.5% and achieving successful implementation of a new health, safety and environment inspection and audit system.

In addition to the foregoing measures, current industry conditions, outlooks for 2016 and reduced shareholder returns were all factors which were also considered in reviewing compensation. In addition to the continued salary freeze, the bonuses related to 2015 performance were reduced relative to 2014 to align with reduced cash flow forecasts for 2016. Based on the foregoing, the Compensation Committee recommended to the Board and the Board approved cash bonuses for the NEOs that approximated the following: 60% of the base salary of the CEO, 45% of the base salaries of each of the Executive Vice-Presidents and of the Vice-President General Counsel and Corporate Secretary and 26% of the base salary of the Vice-President, Exploration.

In addition to the cash bonuses paid on an annual basis pursuant to the Bonus Plan, the Compensation Committee occasionally recommends for consideration of the Board cash bonuses that may be paid to executive officers for specific actions taken on behalf of Bellatrix.

Other Executive Benefits

In addition to salary, Options, Awards and bonuses, the executive officers are entitled to certain other benefits that are not available to other employees of the Corporation.  A description of the executive benefits is set out below.

Health Care and Wellness Spending Account

In 2015, executive officers were eligible to claim health, medical, dental and wellness expenses up to a maximum of $20,000 per annum pursuant to the Health Care and Wellness Spending Accounts established for each executive officer. The Health Care and Wellness Spending Accounts may be used to claim health, medical and dental related costs incurred by executive officers and their dependents which are not taxable as income for the executive officers provided that these non-taxable expenses must meet the Canada Revenue Agency’s (“CRA”) tax deduction guidelines for eligible expenses. Other health or wellness expenses that do not meet the CRA’s guidelines for eligible expenses can also be claimed but such expenses are taxable as income for the executive officers.  Although all employees of the Corporation receive a Health Care and Wellness Spending Account, the amounts of such accounts are greater for executive officers.

Best Doctors Medical Care

In 2015, Best Doctors Medical Care was available to executive officers (and their dependents) that seek to complement their provincial health coverage, employee health care or critical illness plans with personal medical support, immediate empowerment and global access. As a medical insurance plan, Best Doctors Medical Care was not taxable to the participant and was paid for by the Corporation which deducts the premiums paid as a health expense. Effective January 1, 2016, Best Doctors Medical care coverage was terminated.

Other Executive Benefits

The Corporation pays up to $7,500 in executive club membership fees for executive officers (not taxable), provides paid parking (taxable benefit) of approximately $4,788 per year and pays $1,500 for an annual private medical examination for each executive officer.  Additional details about perquisites and benefits received by the executive officers can be found in the “Summary Compensation Table” set out below and in the notes thereto.

Executive Officer Share Ownership and Retention Guidelines

Similar to the non-management director guidelines, in April 2014 Bellatrix implemented share ownership guidelines for executive officers with a view to aligning the long-term interests of Bellatrix’s executive officers with those of Shareholders.

Pursuant to the executive officer share ownership guidelines, executive officers are required to hold Common Shares and/or Restricted Awards with a combined value of not less than (i) three times the annual base salary for the CEO; (ii) two times the annual base salary for each of the Executive Vice-Presidents; and (iii) one times the annual base salary for each of the Vice-Presidents, and such officers are expected to achieve this level within five years of their appointment or promotion, as applicable.  If an executive officer’s annual base salary increases and as a result the executive officer no longer meets the requirements of the share ownership guidelines, the officer will have, until March 31 of the following year to achieve the required ownership level. The value of Common Shares and Restricted Awards are valued as at March 31 of each year at the greater of the cost or market value of such Common Shares and Restricted Awards. Performance Awards are not included for the purposes of the share ownership guidelines due to the variable nature of the number of notional Common Shares underlying such Performance Awards. If an executive officer previously satisfied the share ownership guidelines but as a result of a drop in the market value of the Common Shares ceased to satisfy the share ownership guidelines and the executive officer’s aggregate ownership of Common Shares and Restricted Awards has not decreased, the executive officer will have until March 31 of the following year to re-achieve the required ownership levels.

In addition to the foregoing share ownership guidelines, in April 2016 the Corporation amended the terms of the share ownership guidelines to include a retention requirement for Common Shares obtained through the Corporation’s equity compensation plans, including the Option Plan and the Award Plan. Specifically, the retention guideline provides that until the applicable share ownership guideline is achieved, the executive officer is encouraged to retain an amount equal to 50% of the net Common Shares obtained through the Corporation’s equity compensation plans. “Net Common Shares” are those Common Shares that remain after Common Shares are sold or netted to pay the exercise price of stock options (if applicable) and/or applicable taxes.

The following table shows the equity ownership guideline and equity ownership for each Named Executive Officer:

	Equity Ownership Guideline
				Total Value of
				Equity	Equity Ownership
Name	Multiple of Salary		Amount of Salary ($)	Ownership Required ($)	Common Shares(2) (#)	Restricted Awards (#)	Value of Equity Ownership(3) ($)	Meets Share Ownership Requirement
Raymond G. Smith	3	x	500,000	1,500,000	546,661	37,534	1,746,497	Yes
Edward J. Brown	2	x	358,974	717,948	258,091	27,001	783,295	Yes
Brent A. Eshleman	2	x	358,974	717,948	223,670	27,001	745,125	Yes
Charles R. Kraus(1)	1	x	300,000	300,000	38,907	10,000	125,356	n/a
Russell G. Oicle	1	x	304,456	304,456	123,495	19,784	487,048	Yes

Notes:

(1)                                 Mr. Kraus was appointed Vice President, General Counsel and Corporate Secretary on September 2, 2014 and has until September 2, 2019 to reach the share ownership requirements.

(2)                                 Share ownership is determined as at March 31, 2016. For the purposes of determining Common Share ownership of a particular NEO, Common Shares owned directly by such individual, such individual’s spouse or children or through any holding company directly owned and controlled by such NEO are treated as Common Shares owned by such individual.

(3)                                 The “Value of Equity Ownership” amount of the Common Shares and Restricted Awards held by each director is based on the greater of: (a) cost, and (b) the closing price of the Common Shares on the TSX on March 31, 2016 being $1.32 per Common Share.

Performance Graph

The following graph illustrates our cumulative Shareholder return, as measured by the closing price of our Common Shares from December 31, 2010 and at the end of each financial year, assuming an initial investment of $100 on December 31, 2010 compared to the S&P/TSX Composite Index, the S&P/TSX Composite Index Energy (Sector) and the S&P TSX Oil and Gas Exploration & Production (Sub-index), assuming the reinvestment of dividends and distributions where applicable.

	2010/12/31	2011/12/31	2012/12/31	2013/12/31	2014/12/31	2015/12/31
Bellatrix Exploration Ltd. (1)	100	103	89	163	88	35
S&P/TSX Composite Index	100	91	98	110	122	112
S&P/TSX Composite Index Energy (Sector)	100	90	90	102	97	75
S&P/TSX Oil & Gas Exploration & Production (Sub Ind)	100	82	73	83	65	45

Notes:

(1)                                 Reflects Shareholder return from December 31, 2010.

Any increase or decline in the trading price of the Common Shares has a direct impact on current and future compensation value from long-term incentives pursuant to the Option Plan, Award Plan and Employee Savings Plan. During the last five years the levels of total compensation received by the Named Executive Officers has generally increased which is reflective of the Corporation’s growth in reserves, production, net asset value, cash flow and earnings during that time frame. Although the Corporation’s share price and total shareholder return increased in 2011 and 2013, the Corporation experienced a decrease in its share price and total shareholder return in 2012, 2014 and 2015.  In 2012, the Corporation experienced excellent operational metrics and growth; however, Bellatrix’s Common Share price was down year-over-year as were the share prices for most of the Corporation’s peer companies. Total compensation for the Named Executive Officers was also reduced in 2012 from the prior year. In 2014 and 2015, while the Corporation experienced continued growth and operational success, total compensation was generally held flat. The Corporation, along with many of its peer companies, experienced a significant decrease in the total return of the Common Shares in 2014 and 2015 largely due in part to the precipitous drop in crude oil and natural gas prices in the last half of 2014 and through 2015. As a result in 2016, the Corporation has continued the freeze on base salaries and paid discretionary bonuses in respect of the 2015 fiscal year which were substantially lower than those paid in respect of 2014.

The total compensation for the executive officers is affected by increases and decreases in the price of the Common Shares as the value of Options and Awards increase or decrease as Common Share prices increase or decrease. Options, Awards and payments under the Bonus Plan (to the extent that such payments are based on meeting corporate performance expectations) represent “at risk” compensation which help align the total return on the Common Shares and the compensation received by our executive officers; however, total executive compensation does not always directly correlate with increases and decreases in the total return on the Common Shares as other performance factors are considered in determining the amounts of payments under the Bonus Plan and for determining the payout multiplier for Performance Awards. Although generally such other performance factors correspond to total Shareholder return, the trading price of the Common Shares may be affected by a number of factors unrelated to such performance measures.

Long-term equity incentives are designed to encourage executive officers to remain with the Corporation, to reward them for their sustained contributions to long-term performance and the creation of Shareholder value, and most importantly, to align the interests of the executive officers with the long-term interests of Shareholders. Alignment of long term equity incentives with Shareholder fortunes is illustrated in the graph below:

Notes:

(1)                                 Grant Date Long Term Incentive Value is the value of Option-based awards and Share-based awards as reported in the Summary Compensation Table.

(2)                                 Realizable Long Term Incentive Value is the value of vested and unvested Option-based awards (strike price of the Option less market price of the underlying Common Share) and Share-based awards (the market price of the underlying Common Share) had those awards been exercised.

Common Share price performance has been negative over the years ended December 31, 2014 and 2015 and as a result, the realizable value of the long-term equity incentives granted to the Corporation’s Named Executive Officers has decreased by more than 80% from the value originally awarded by the Board.

Summary Compensation Table

The following table sets forth for the years ended December 31, 2015, 2014 and 2013 information concerning the compensation paid to our CEO and Chief Financial Officer (“CFO”) and the three most highly compensated executive officers, other than the CEO and CFO, at the end of the year ended December 31, 2015 whose total compensation was more than $150,000 (each a “Named Executive Officer” or “NEO” and collectively, the “Named Executive Officers” or “NEOs”).

			Option-	Share-	Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	based awards(4) ($)	based awards(5) ($)	Annual incentive plans(6)	Long-term incentive plans	Pension value ($)	All other compensation(7)	Total Compensation ($)
Raymond G. Smith	2015	500,000	572,175	375,000	297,500	nil	nil	221,441	1,966,116
President and Chief Executive Officer(1)	2014	488,725	278,110	757,680	350,000	nil	nil	152,799	2,027,314
	2013	438,801	1,239,035	686,070	1,250,000	nil	nil	112,423	3,726,329

Edward J. Brown	2015	358,974	445,025	270,000	161,718	nil	nil	90,527	1,326,244
Executive Vice- President, Finance and Chief Financial Officer(2)	2014	350,816	278,110	545,160	188,461	nil	nil	99,512	1,462,059
	2013	318,255	495,614	492,030	652,680	nil	nil	85,975	2,044,554

Brent A. Eshleman	2015	358,974	381,450	270,000	161,718	nil	nil	89,242	1,261,384
Executive Vice President and Chief Operating Officer	2014	350,816	278,110	545,160	188,461	nil	nil	92,536	1,455,083
	2013	316,005	495,614	492,030	652,680	nil	nil	80,670	2,036,999

Charles R. Kraus,	2015	300,000	209,798	150,000	135,150	nil	nil	75,226	870,173
Vice President, General Counsel and Corporate Secretary(3)	2014	100,000	186,825	n/a	34,808	nil	nil	27,637	349,270
	2013	n/a	n/a	n/a	n/a	nil	nil	n/a	n/a

Russell G. Oicle	2015	304,456	241,585	153,750	77,636	nil	nil	75,496	852,923
Vice President, Exploration	2014	300,832	278,110	406,560	106,560	nil	nil	75,570	1,167,632
	2013	286,506	247,807	381,150	434,937	nil	nil	67,297	1,417,697

Notes:

(1)                                 In each of the years ended December 31, 2013, 2014 and 2015, the Corporation paid for certain of Mr. Smith’s living accommodations in the amount of $51,300, $60,300 and $60,300, respectively, which are included in the above table under “All other compensation”. In addition, amounts reported under “All other compensation” includes air travel reimbursement, an executive club membership, and certain additional health care related services.

(2)                                 In each of the years ended December 31, 2013, 2014 and 2015 Mr. Brown received an annual car allowance of $12,000 per year, which is included in the above table under “All other compensation”.

(3)                                 Mr. Kraus was appointed Vice President, General Counsel and Corporate Secretary on September 1, 2014. The amounts shown in the table represent the amounts actually paid in 2014 and a pro-rated bonus payment in 2015 in respect of 2014.

(4)                                 Based on the grant date fair value of the applicable awards.  The fair values of Options granted in 2015 to all NEOs are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under International Financial Reporting Standards (“IFRS”) with the following assumptions: dividend yield of zero percent, expected volatility of 52.4% in the first year after grant, 51.9% in the second year after grant and 50.7% in the third year after grant, expected percent average risk-free interest rate of 0.6%, with the annual grants being issued in 3 tranches with expected life values of 2.0, 3.0 and 3.5 years respectively. The fair values of Options granted in 2014 to all NEOs are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under IFRS with the following assumptions: dividend yield of zero percent, expected volatility of 42.6% in the first year after grant, 45.7% in the second year after grant and 44.5% in the third year after grant, expected percent average risk-free interest rate of 1.18%, and an expected life of five years for each year.  The fair values of Options granted in 2013 to all NEOs, are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under IFRS with the following assumptions: dividend yield of zero percent, expected volatility of 47.1% in the first year after grant, 46.1% in the second year after grant and 46.2% in the third year after grant, expected percent average risk-free interest rate of 1.36 percent, and an expected life of five years for each year.  This methodology was selected due to its acceptance as an appropriate evaluation methodology for similar sized oil and gas companies.

(5)                                 The compensation reported under share-based awards is the value of Awards granted in the years ended December 31, 2013, 2014 and 2015. The value of Restricted Awards and Performance Awards is based on the number of Restricted Awards and Performance Awards granted multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to the date of the grant. This methodology for calculating the fair value of the Restricted Awards and Performance Awards on the grant date is consistent with the initial fair value determined in accordance with IFRS 2; however, under IFRS the fair value of the awards is re-measured as at the year-end balance sheet date using the same methodology.  As a result, the total compensation expense for these Restricted Awards and Performance Awards grants under IFRS for the year ended December 31, 2013 would be approximately $449,328 and $1,797,312, respectively (or $0.66 per Restricted Award or Performance Award per NEO), higher in aggregate for all NEOs, for the year ended December 31, 2014 would be approximately $205,936 and $823,744, respectively (or $5.02 per Restricted Award or Performance Award per NEO), lower in aggregate for all NEOs, and for the year ended December 31, 2015 would be approximately $107,028 and $396,723, respectively (or $2.02 per Restricted Award or Performance Award per NEO), lower in aggregate for all NEOs.

(6)                                 Represents cash bonuses that are declared and paid annually in March to executives in the year following the year that they are earned.

(7)                                 The amounts reported under “All other compensation” include contributions made on behalf of the Named Executive Officer to Bellatrix’s Employee Savings Plan, amounts reimbursed to the executive officers under the Health Care and Wellness Spending Accounts up to a maximum of $20,000 per annum per executive officer, parking allowances of $6,300 per executive officer, executive club membership fees up to a maximum of $7,500, premiums for Best Doctors Medical Care of up to $16,700 per executive officer, payment of $1,500 for a private medical examination and perquisites and benefits received by certain executive officers as indicated in the foregoing notes.

Incentive Plan Awards

Option Plan

The Option Plan is intended to afford persons who provide services to Bellatrix an opportunity to obtain a proprietary interest in Bellatrix by permitting them to purchase Common Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Bellatrix.  The Option Plan permits the granting of Options to officers, employees, consultants and other service providers (“Optionees”) of Bellatrix and its subsidiaries. In March 2015, the Board approved an amendment to the Option Plan to remove directors who are not also officers or employees of the Corporation or its subsidiaries as eligible participants under the Option Plan. No Options have been granted to directors who are not also officers or employees of the Corporation since 2010. In addition, an amendment was made to the Option Plan to clarify that on a Surrender Offer the amount to be received per Option surrendered would not exceed the fair market value of a Common Share (at the time of the Surrender Offer) less the exercise price of such Option.

The maximum number of Common Shares issuable on exercise of Options outstanding at any time is limited, in the aggregate, to 10% of the issued and outstanding Common Shares.  Any increase in the issued and outstanding Common Shares (whether as a result of exercise of Options, or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted, upon exercise, makes new grants available under the Option Plan.  Options that are cancelled, terminated or expire prior to exercise of all or a portion thereof results in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Option Plan.

The number of Common Shares issuable pursuant to Options granted under the Option Plan and any other security based compensation arrangements of Bellatrix:  (i) to insiders at any time may not exceed 10% of the outstanding Common Shares; and (ii) issued to insiders within any one year period may not exceed 10% of the outstanding Common Shares.  Options granted under the Option Plan are not assignable.

Options have a term not to exceed five years and, subject to the terms of the Option Plan, shall vest in such manner as determined by the Board or the Compensation Committee.  In the absence of any determination to the contrary, Options will vest and be exercisable as to one-third on each of the first, second and third anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee.  If an Option is set to expire during, or within seven business days following the end of, a “Black Out Period” (as such term is defined in the Option Plan) and the Optionee is subject to the Black Out Period, the expiry date of the Option is extended for seven business days following the end of such Black Out period.

The exercise price of any Options granted is determined by the Compensation Committee at the time of grant, provided that the exercise price shall not be less than the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five consecutive trading days immediately preceding the date of grant.

The Option Plan provides Optionees with an election, if permitted by the Compensation Committee (and the Board), for a cashless exercise (“Cashless Exercise”) of an Optionee’s vested and exercisable Options. If an Optionee elects a Cashless Exercise the Optionee shall surrender its Options in exchange for the issuance by Bellatrix of that number of Common Shares equal to the number determined by dividing the Market Price (as defined in the Option Plan and as calculated as at the date of exercise) into the difference between the Market Price and the exercise price of such Option. In addition, the Option Plan also provides that an Optionee has the right to make an offer (the “Surrender Offer”) to Bellatrix to surrender any of the Options held by such person for an amount (not to exceed the fair market value, which is calculated as the fair market value of a Common Share (at the time of the Surrender Offer) less the exercise price of such Option) specified therein by the Optionee and Bellatrix may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required.  The Surrender Offer is intended to allow an Optionee, if permitted by the Corporation, to surrender their Options for a payment in cash equal to the difference between the Market Price and exercise price of such Options instead of exercising such Options for Common Shares.

If an Optionee ceases to be a director, officer, employee of, or service provider to, Bellatrix or a subsidiary of Bellatrix for any reason, the Optionee shall have a period not in excess of six months as prescribed at the time of grant (12 months in the case of death), following the date the Optionee ceases to be a director, officer, employee or consultant or other service provider to exercise Options held to the extent that the Optionee was entitled to exercise the Options at the date of such cessation.  In the case of a merger, amalgamation or certain other transactions or a take-over bid approved by the Board, Bellatrix has the right to satisfy any obligations to an Optionee in respect of any unexercised Options by paying to the Optionee a cash amount equal to the difference between the exercise price of all unexercised Options held and the fair market value of the securities to which the Optionee would have been entitled to receive on exercise thereof.

Without the prior approval of the Shareholders, or as may be required by the TSX (or other exchange on which the Common Shares may be listed), the Board may not: (i) make any amendment to the Option Plan to increase the percentage of Common Shares issuable on exercise of outstanding Options at any time, (ii) reduce the exercise price of any outstanding Options, (iii) extend the term of any outstanding Option beyond the original expiry date of such Option, (iv) increase the maximum limit on the number of securities that may be issued to insiders, (v) make any amendment to the Option Plan to permit the grant of Options to directors who are not officers or employees of Bellatrix or its subsidiaries (vi) make any amendment to the Option Plan to permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of the Optionee, or (vii) amend the restrictions on amendments that are provided in the Option Plan.  Subject to the restrictions set out above, the Board may amend or discontinue the Option Plan and Options granted thereunder without Shareholder approval; provided if the amendment to the Option Plan requires approval of any stock exchange on which the Common Shares are listed for trading, such amendment may not be made without such approval.  In addition, no amendment to the Option Plan or Options granted pursuant to the Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously grant to such Optionee.

Award Plan

On August 7, 2013, the Board adopted the Award Plan which provides for the granting of Awards to employees, officers, consultants or other service providers to the Corporation or any subsidiary of the Corporation but specifically excluding any directors of the Corporation who are not also officers or employees of the Corporation or any subsidiary of the Corporation (collectively, the “Eligible Participants”).  The principal purposes of the Award Plan are to: (a) retain and attract qualifying Eligible Participants; (b) promote a proprietary interest in the Corporation by such Eligible Participants and to encourage such persons to remain in the employ or service of

Bellatrix and its subsidiaries and put forth maximum efforts for the success of the business of Bellatrix and its subsidiaries; and (iii) focus management of Bellatrix and its subsidiaries on operating and financial performance and long-term total shareholder value.

Incentive-based compensation such as the Award Plan is an integral component of compensation for executive officers and employees. The attraction and retention of qualified executive officers and employees has been identified as one of the key risks to Bellatrix’s long-term strategic growth plan. The Award Plan is intended to maintain Bellatrix’s competitiveness within the North American oil and gas industry to facilitate the achievement of increased shareholder value.

Under the terms of the Award Plan, any Eligible Participant may be granted Restricted Awards, Performance Awards or a combination thereof. In determining the Eligible Participants to whom Awards may be granted (“Grantees”), the number of Restricted Awards and/or Performance Awards and the allocation of the Awards between Restricted Awards and Performance Awards, the Compensation Committee (and the Board) may take into account such factors as they determine necessary in their sole discretion, including any one or more of the following factors: (a) compensation data for comparable benchmark positions among the Compensation Peer Group; (b) the duties, responsibilities, position and seniority of the Grantee; (c) the vesting conditions of the awards to be granted and the other awards outstanding under the Award Plan; (d) the corporate performance measures as established under the Award Plan for the applicable period compared with internally established performance measures approved by the Compensation Committee and/or similar performance measures of members of the peer comparison group for such period; (e) the individual contributions and potential contributions of the Grantee to the success of Bellatrix; (f) any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of Bellatrix; (g) the fair market value or current market price of the Common Shares at the time of grant of such Awards; and (h) such other factors as the Compensation Committee may deem relevant in connection with accomplishing the purposes of the Award Plan.

As indicated under the heading “Matters to be Acted Upon at the Meeting — Approval of the Corporation’s Award Plan”, the Corporation is seeking Shareholder approval for the Award Plan to allow the Corporation to issue Common Shares from treasury to satisfy the Award Value (as defined below) of Awards on the Payment Date (as defined below).  On the recommendation of the Compensation Committee, on April 4, 2016, the Board approved a number of amendments to the Award Plan, provided such amendments will only take effect if the Award Plan is approved by Shareholders at the Meeting unless otherwise determined by the Board.  The following description of the Award Plan is prior to giving effect to such amendments.  For a description of the amendments to the Award Plan that will take effect if the Award Plan is approved by Shareholders at the Meeting see “Matters to be Acted Upon at the Meeting — Approval of the Corporation’s Award Plan”.  The full text of the Award Plan, as amended, is also attached as Appendix “C”.

Restricted Awards

Subject to the terms and conditions of the Award Plan (including such additional or different conditions to the determination of vesting and payment as may be prescribed at the time of grant), Restricted Awards entitle the holder to a sum (an “Award Value”) to be paid such future date or dates (the “Payment Date” or “Payment Dates”) as determined by the Compensation Committee (and the Board) on the date of the grant. In the case of Restricted Awards, the Award Value is calculated at the Payment Date(s) (being the date upon which the Corporation is required to pay to the Grantee all or a portion of the Award Value to which the Grantee is entitled pursuant to such Incentive Award in accordance with the terms thereof) by multiplying the number of Restricted Awards (subject to adjustment for dividends as described below) by the fair market value of the Common Shares. The fair market value is determined on the applicable Payment Date as the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five trading days immediately preceding such date. For grants of Restricted Awards to all executive officers and employees of the Corporation who received such grants in the year ended December 31, 2015, 1/3 of the Award Value will be paid out on each of May 31, 2016, May 31, 2017 and May 31, 2018.

Performance Awards

Subject to the terms and conditions of the Award Plan (including such additional or different conditions to the determination of vesting and payment as may be prescribed at the time of grant), Performance Awards entitle the holder to be paid a portion of the Award Value underlying such Performance Awards upon the satisfaction of both time and performance criteria as established at the time of grant.

The Award Value of Performance Awards is based on the fair market value of the notional Common Shares underlying a Performance Award as calculated based on the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five trading days immediately preceding the Payment Date. In addition, the number of notional Common Shares underlying a Performance Award is adjusted by multiplying the number of notional Common Shares underlying the Performance Awards at the time of grant by the Adjustment Ratio (as defined below) and a payout multiplier applicable to such Performance Award. The payout multiplier shall be based on such corporate performance measures as determined by the Compensation Committee (and the Board) and may range between zero and two times. For the grants of Performance Awards in 2015, the Board determined that the maximum payout multiplier would be 1.5 times. Performance Awards will vest and be subject to payout three years from the dates of grant. The Performance Awards granted in 2015 will vest and be subject to payout on May 31, 2018. See also “Compensation Discussion and Analysis — Award Plan”.

Adjustment for Dividends

Although the Corporation does not currently anticipate paying dividends at any time in the near future, if dividends are paid on the Common Shares, the number of Common Shares underlying each Performance Award or Restricted Award is adjusted for dividends paid on the Common Shares while such Award is outstanding based on an adjustment ratio (the “Adjustment Ratio”).  The Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each dividend payment date, effective on the day following the dividend record date, by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend, expressed as an amount per Common Share, paid on that dividend payment date, and having as its denominator the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the dividend payment date.

Change of Control

Currently, in the event of a Change of Control (as defined in the Award Plan) of Bellatrix, the Payment Date(s) applicable to all outstanding Awards will be accelerated such that the balance of the Award Value attaching to such Awards will be paid immediately prior to the date upon which the Change of Control occurs with the payout multiplier for any Performance Awards to be determined by the Committee. See also “Matters to be Acted Upon at the Meeting - Approval of the Corporation’s Award Plan — Change of Control” which sets out the amendments to the Change of Control provisions contained in the Award Plan that will take effect if the Award Plan is approved by the Shareholders at the Meeting.

Method of Payment of Award Value

On the applicable Payment Date, the Corporation pays out the Award Value to which the holder of Awards is entitled in cash.  Alternatively at the sole discretion of the Board, the Award Value may be paid out in Common Shares purchased through the facilities of the TSX or issued from treasury; provided, Common Shares may only be issued from treasury if approved by the TSX (or such other stock exchange on which the Common Shares may be listed) and the Shareholders, which approval is being sought from the Shareholders at the Meeting. See “Matters to be Acted Upon at the Meeting - Approval of the Corporation’s Award Plan “.

The Award Plan does not contain any provisions for financial assistance by Bellatrix in respect of Awards granted thereunder.

Limitations

The Award Plan provides that the maximum number of notional Common Shares underlying granted and outstanding Awards at any time pursuant to outstanding Awards shall not exceed 5% of the number of issued and outstanding Common Shares. For the purposes of the Award Plan, any increase in the issued and outstanding Common Shares will result in an increase in the aggregate maximum number of notional Common Shares that may be underlying granted and outstanding Restricted Awards and Performance Awards at any time. For purposes of monitoring compliance with the 5% limit, a payout multiplier of 1.0 will be assumed for any Performance Awards.  See also “Matters to be Acted Upon at the Meeting - Approval of the Corporation’s Award Plan — Maximum Number of Amards” for the limitations that will apply if the Award Plan is approved by Shareholders at the Meeting.

The expiry date (the “Expiry Date”) of all Awards granted pursuant to the Award Plan is December 15th of the third calendar year following the calendar year in which the Incentive Award was granted.

Blackout Extension

If a Grantee is prohibited from trading in securities of Bellatrix as a result of the imposition by Bellatrix of a trading black-out (a “Black-Out Period”) and the Payment Date of a Restricted Award or Performance Award held by such Grantee falls within a Black-Out Period, then the Payment Date of such Restricted Award or Performance Award shall be extended to a date which is six business days following the end of such Black-Out Period, unless such extension would cause the Payment Date to extend beyond the Expiry Date, in which case the Payment Date shall remain on the Expiry Date. In such case, the fair market value utilized in determining the Award Value in respect of such Payment Date shall be the lesser of the fair market value determined based on: (i) the five trading days immediately prior to the commencement of such Black-Out Period; and (ii) the five trading days immediately prior to the Expiry Date.

Early Termination Events

Unless otherwise determined by the Committee or unless otherwise provided in a Restricted Award or Performance Award agreement pertaining to a particular Restricted Award or Performance Award or any written employment or consulting agreement governing a Grantee’s role as an Eligible Participant, the following provisions apply in the event that a Grantee ceases to be an Eligible Participant:

(a)                                 Death - If a Grantee ceases to be an Eligible Participant as a result of the Grantee’s death, the Payment Date or Payment Dates pursuant to Awards held by the Grantee at the time of death shall be the date of death, the heirs or successors of the Grantee shall be entitled to receive payment with respect to the Awards held by the Grantee at the time of death and the payout multiplier applicable to any Performance Awards held by the Grantee at the time of death shall be determined by the Committee.

(b)                                 Termination for Cause - If a Grantee ceases to be an Eligible Participant as a result of termination for cause, effective as of the date of termination all outstanding Award agreements under which Restricted Awards or Performance Awards have been made to such Grantee in respect of the Award Value thereof for which the Payment Date shall not have occurred on or before such date shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(c)                                  Voluntary Resignation - If a Grantee ceases to be an Eligible Participant as a result of a voluntary resignation, effective as of the date of resignation all outstanding Award agreements under which Restricted Awards or Performance Awards have been made to such Grantee in respect of the Award Value thereof for which the Payment Date shall not have occurred on or before such date shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(d)                                 Other Termination - If a Grantee ceases to be an Eligible Participant for any reason other than as provided for in (a), (b) and (c) above, effective as of the date of cessation all outstanding Award agreements under which Restricted Awards or Performance Awards have been made to such Grantee in respect of the Award Value thereof for which the Payment Date shall not have occurred on or before such date shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

If the Award Plan is approved by Shareholders at the Meeting, the above early termination events will be slightly amended.  See Appendix “C” for a description of the early termination provisions in the amended Award Plan.

Assignment Restricted

Except in the case of death, the right to receive the Award Value pursuant to a Restricted Award or Performance Award granted to an Eligible Participant may only be exercised by such Eligible Participant personally. Except as otherwise provided in the Award Plan, no assignment, sale, transfer, pledge or charge of an Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Award shall terminate and be of no further force or effect.

Amendment Provisions

Except as restricted by the foregoing, the Board may amend or discontinue the Award Plan or Awards granted thereunder at any time without shareholder approval provided that any amendment to the Award Plan that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without approval of such stock exchange. In addition, no amendment to the Award Plan may be made without the consent of a Grantee, if it adversely alters or impairs any Awards previously granted to such Grantee under the Award Plan. Any amendments to the Award Plan to allow for the Award Value to be settled by the issuance of Common Shares or to comply with the requirements of the TSX shall not be considered to adversely alter or impair any Awards previously granted under the Award Plan and all Grantees are deemed to have consented to such amendments.

If the Award Plan is approved at the Meeting, the ability of the Corporation to amend the terms of the Award Plan without the prior approval of the Shareholders will be significantly restricted as described under “Matters to be Acted Upon at the Meeting — Approval of the Corporation’s Award Plan - Amendments to the Corporation’s Award Plan “.

Outstanding Incentive Plan Awards

The following table sets forth for each Named Executive Officer all option-based and share based awards outstanding at the end of the year ended December 31, 2015.

	Option-based Awards(1)				Share-based Awards(2)
	Number of securities underlying unexercised options	Option exercise price	Option expiration	Value of unexercised in-the-money options(3)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested(4)	Market or payout value of vested share based awards not paid out or distributed(5)
Name	(#)	($)	date	($)	(#)	($)	($)
Raymond G. Smith	450,000	3.75	May 31, 2020	nil	37,534	58,178
	100,000	9.24	June 12, 2019	nil	Restricted Awards		nil
	500,000	8.00	December 22, 2018	nil
	100,000	3.39	June 3, 2017	nil	224,800	348,440
	200,000	5.33	June 5, 2016	nil	Performance Awards

Edward J. Brown	350,000	3.75	May 31, 2020	nil	27,001	41,852
	100,000	9.24	June 12, 2019	nil	Restricted Awards		nil
	200,000	8.00	December 22, 2018	nil
	100,000	3.39	June 3, 2017	nil	161,600	250,480
	200,000	5.33	June 5, 2016	nil	Performance Awards

	Option-based Awards(1)				Share-based Awards(2)
	Number of securities underlying unexercised options	Option exercise price	Option expiration	Value of unexercised in-the-money options(3)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested(4)	Market or payout value of vested share based awards not paid out or distributed(5)
Name	(#)	($)	date	($)	(#)	($)	($)

Brent A. Eshleman	300,000	3.75	May 31, 2020	nil	27,001	41,852
	100,000	9.24	June 12, 2019	nil	Restricted Awards		nil
	200,000	8.00	December 22, 2018	nil
	290,000	3.12	July 15, 2017	nil	161,600	250,480
					Performance Awards

Charles R. Kraus	165,000	3.75	May 31, 2020	nil	10,000	15,500
	150,000	4.06	December 10, 2019	nil	Restricted Awards		nil

					30,000	46,500
					Performance Awards

Russell G. Oicle	190,000	3.75	May 31, 2020	nil	19,784	30,665
	100,000	9.24	June 12, 2019	nil	Restricted Awards		nil
	100,000	8.00	December 22, 2018	nil
	100,000	3.39	June 3, 2017	nil	109,950	170,423
	200,000	5.33	June 5, 2016	nil	Performance Awards

Notes:

(1)                                 All option-based awards in the above table are Options.

(2)                                 All share-based awards in the above table are Awards.

(3)                                 Calculated based on the difference between the closing price of the Common Shares at December 31, 2015 on the TSX and the exercise price of the Options at such date.

(4)                                 For Restricted Awards, calculated based on the number of Restricted Awards held at December 31, 2015 multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to December 31, 2015. For Performance Awards, calculated based on the volume weighted average price per Common Share on the TSX for the five trading days prior to December 31, 2015 multiplied by the number of notional Common Shares underlying such Performance Awards assuming a payout multiplier of 1.0.

(5)                                 All Awards are paid out upon vesting and as such there are no outstanding Awards that have vested.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer the value of option-based awards and share-based awards which vested during the year ended December 31, 2015 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2015.

Name	Option-based awards — Value vested during the year(1) ($)	Share-based awards — Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Raymond G. Smith	nil	42,472	297,500
Edward J. Brown	nil	30,504	161,718
Brent A. Eshleman	nil	30,504	161,718
Charles R. Kraus	nil	nil	135,150
Russell G. Oicle	nil	23,228	77,636

Notes:

(1)                                 Calculated based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of the Options.

(2)                                 Represents Restricted Awards that vested and were paid out in the year ended December 31, 2015 with the value based on the volume weighted average price per Common Share on the TSX for the five trading days prior to the vesting date multiplied by the number of notional Common Shares underlying such Awards. No Performance Awards vested in the year ended December 31, 2015.

Pension Plans and Retiring Allowances

The Corporation does not currently provide its executive officers, including the CEO, with pension plan benefits or retiring allowances.

Termination and Change of Control Benefits

As at December 31, 2015 Bellatrix had employment agreements (the “Employment Agreements”) with Messrs. Smith,  Brown,  Eshleman,  Kraus and Oicle, which provided that the Employment Agreements may be terminated by the Corporation (for reason other than “just cause”) upon payment of a termination amount, in lieu of notice, in an amount equal to the sum of (i) prorated annual salary earned but not yet paid up to and including the termination date, (ii) an amount equal to the cash bonus, if any, paid to the executive in the one year prior to the termination date (pro-rated to reflect the period of time that the executive was employed in the calendar year in which the termination date occurred), (iii) accrued and unused vacation and reasonable expenses and, (iv) a retiring allowance equal to one times (or in the case of Messrs. Smith and Brown, equal to two times) the executive’s then current annual salary.  For such termination amounts to be payable, the executive officer must execute a full and final release in favour of Bellatrix.  There is no compensation for loss of benefits.

Pursuant to the Employment Agreements, the salary paid to each executive is subject to an annual salary review.  Each executive is entitled to participate in and receive Options under the Option Plan and the executive is also entitled to participate in any executive bonus plan established by Bellatrix.

The Employment Agreements provide that during the six months following a Change of Control (as such term is defined in the Employment Agreements) if the executive’s duties, powers, rights or salary are fundamentally diminished, the executive may elect to terminate the Employment Agreement and his employment, and upon doing so, the executive shall be entitled to receive a payment equal to the amount set out above.

If the Employment Agreements were terminated by Bellatrix other than for just cause (but including following a Change of Control described above), at December 31, 2015, the amounts payable thereunder to Messrs. Smith, Brown, Eshleman, Kraus and Oicle would have been $1,350,000, $906,409, $547,435, $405,000, and $411,016, respectively, as well as any accrued and unused vacation and reimbursable expenses.  Under the terms of the current Award Plan, the Payment Date of any outstanding Awards will be immediately prior to a Change of Control; however, as noted under “Matters to be Acted Upon at the Meeting — Approval of the Corporation’s Award Plan — Change of Control”, if the Award Plan is approved at the Meeting, the provision relating to a Change of Control will be significantly amended to provide that the Payment Date of Awards will only be accelerated in the event of a Change of Control if a Grantee is terminated without cause or constructively dismissed in connection with such Change of Control or in certain other limited circumstances.  The value of the outstanding Awards held by the NEOs under the table “Outstanding Incentive Plan Awards” reflects an estimate of the amount each of the NEOs would have received if a Change of Control had occurred December 31, 2015 under the current provisions of the Award Plan.  Under the Option Plan, Options do not automatically accelerate in the event of a Change of Control; however, such Options may be accelerated at the discretion of the Board. The acceleration of Options has not been included in the calculation of the termination payments for the NEOs.

Under the terms of the Employment Agreements, the NEOs have agreed that for a period of six months after the termination date, the executive shall not, directly solicit, induce, encourage or facilitate employees or consultants of the Corporation to leave the employment of, or consulting relationships with, Bellatrix. The NEOs have also agreed to keep proprietary and confidential information in confidence for so long as the information and knowledge remains proprietary and confidential.

Director Compensation

Narrative Description of Director Compensation

In 2015, the compensation for non-management directors consisted of cash retainers and meeting fees and grants of deferred share units (the “DSUs”) under the deferred share unit plan (the “DSU Plan”) of the Corporation and certain other benefits. Directors were also reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors.  Non-management directors are not entitled or permitted to receive grants of Options under the Option Plan or Awards under the Award Plan.

The form of compensation as well as the amount of such compensation to be provided to non-management members of the Board are recommended by the Compensation Committee and approved by the Board. Unlike compensation for Bellatrix’s executive officers, the compensation of non-management directors is not designed to pay for performance but to ensure that the interests of directors are aligned with the interest of shareholders. Directors receive cash retainers and meeting fees for their services in order to help ensure unbiased decision-making. Grants of DSUs are intended to align the directors’ interests with the interests of the Shareholders.  In determining the compensation to be awarded to our directors, the Compensation Committee utilizes compensation information obtained from public disclosure documents of comparable issuers. Director compensation is intended to be competitive to director compensation of comparable issuers.  See “Compensation Disclosure and Analysis” for a list of comparable issuers included in the Corporation’s Compensation Peer Group.

Each element of the Corporation’s non-management director compensation program is described in more detail below.

Fees and Retainers

In 2013, directors of Bellatrix (excluding Mr. W.C. (Mickey) Dunn and Mr. Raymond G. Smith) were paid compensation based on an annual retainer fee of $40,000 and $1,500 for every committee and Board meeting attended in person or by conference call.  Mr. W.C. (Mickey) Dunn received an annual retainer of $130,000 and was not paid for attending meetings as remuneration for his acting as a director and Chairman of Bellatrix. In 2013, the Chairs of the Compensation, Corporate Governance and Reserves, Safety and Environment Committees received an additional annual fee of $7,500, and the Chair of the Audit Committee received an additional annual fee of $15,000.  Based on the recommendation of the Compensation Committee, the Board approved, effective April 1, 2014, the increase of the annual retainer for each director to $60,000, the increase of the Chairman’s retainer to $150,000 per annum with no meeting fees (except in respect of special committee meetings, as applicable), the increase of the annual fee for each of the Chairs of the Compensation, Corporate Governance and Reserves, Safety and Environment Committees to $10,000, and the increase of the fee for the Chair of the Audit Committee annual fee was increased to $18,500.  The fees for attending committee and Board meetings were not increased. In March 2015, the Board determined to maintain director compensation at its current levels for the 2015 fiscal year. In conjunction with cost cutting initiatives of the Corporation, in the fourth quarter of 2015 the Board reduced their annual compensation by 10%. The reduction was effective immediately and applies to all fees earned by the directors including annual retainer fees, meeting fees and annual retainer fees for the Chairman of the Board and the Chairs of each committee.

DSU Plan

The DSU Plan is intended to achieve the following objectives:

•                  to promote a greater alignment of interests between non-management directors of the Corporation and the Shareholders by providing a means to accumulate a meaningful financial interest in the Corporation that is commensurate with the responsibility, commitment and risk of directors;

•                  to support a compensation plan that is competitive and rewards long-term success of the Corporation as measured in total Shareholder return for the Corporation; and

•                  to assist the Corporation’s ability to attract and retain qualified individuals with the experience and ability to serve as directors.

Under the DSU Plan, DSUs are granted by the Corporation to non-management directors that provide rights to receive, on a deferred payment basis, a cash payment based on the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the day of payment.  Management directors are not eligible to participate in the DSU Plan.

In addition to an annual grant of DSUs and any other discretionary grants which may be approved by the Board to non-management directors, the DSU Plan also provides that non-management directors may from time to time elect to receive any portion of their annual Board member retainer and other fees in the form of DSUs.  A director wishing to receive such remuneration in the form of DSUs must elect to do so by notice to the Corporation prior to the commencement of the year in respect of which the remuneration is to be earned and may only withdraw such election on a once yearly basis. A director’s remuneration elected to be received in the form of DSUs (if any) is referred to as the “Deferred Remuneration”.  The Corporation credits DSUs in respect of Deferred Remuneration to a director’s account on the date that the director’s Deferred Remuneration would otherwise be payable.  The number of DSUs to be credited is determined by dividing the amount of the Deferred Remuneration by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date the DSUs are credited.

DSUs vest immediately upon being credited to a director’s account; however, a director is not entitled to receive payment of any amount for DSUs credited to his or her account until following that director’s retirement from all positions with the Corporation, or where a director has (except as a result of death) otherwise ceased to hold any positions with the Corporation.  Following such termination of services, all DSUs credited to the director’s account will be redeemed by the Corporation as of the maturity date, being December 1st of the calendar year immediately following the year in which the termination of service occurred or such earlier date following the termination of services as elected by the director by notice to the Corporation (either such date, the “Maturity Date”).

A director is not entitled to receive any amount prior to his or her Maturity Date.  Within ten calendar days following the Maturity Date, the Corporation will make a lump sum cash payment, net of any applicable withholdings, to the director equal to the number of DSUs credited to the director’s account as of the date of termination of such director’s services to the Corporation, multiplied by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the Maturity Date.

If a director dies while in office or after ceasing to hold all positions with the Corporation but before the Maturity Date, the Corporation will, within 90 days of the date of death, make a lump sum cash payment to the director’s estate in an amount equal to the number of DSUs credited to the director’s account as of the date of death multiplied by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of death.

At the election of the Board, subject to any required approval of the TSX and, if required by the policies of the TSX, the Shareholders, the Board may elect to deliver Common Shares issued from treasury in satisfaction in whole or in part of any payment to be made upon the redemption of Deferred Share Units, in which case such number of Common Shares shall be issued equal to the number of Deferred Share Units in the director’s account on the date of termination of the directors’ services to the Corporation or the date of death of the director, as applicable.

Although the Corporation does not currently anticipate paying dividends at any time in the near future, if dividends are paid on the Common Shares, additional DSUs are credited to the director’s account as of the dividend payment date, based on the dollar amount of the dividends notionally payable in respect of such number of DSUs in the director’s account on the dividend payment date, divided by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the dividend payment date.

Other Benefits

Directors are eligible to claim health, medical, dental and wellness expenses for themselves and their spouses up to a maximum of $20,000 per annum per director pursuant to Health Care and Wellness Spending Accounts established for each director. The Health Care and Wellness Spending Accounts established for each director are substantially the same as the Health Care and Wellness Spending Accounts established for executive officers. In addition, all directors (other than Messrs. Todd, Hawkrigg and Johnson) and their dependents are eligible for Best Doctors Medical Care to complement their provincial health coverage, employee health care or critical illness plans with personal medical support. Effective January 1, 2016, Best Doctors Medical care coverage was terminated.

Directors’ Summary Compensation Table

The following table sets forth for the year ended December 31, 2015, information concerning the compensation paid to the Corporation’s directors other than directors who are also Named Executive Officers.

Name	Fees earned ($)	Option- based awards(5) ($)	Share- based awards(6) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation(7) ($)	Total ($)
Doug N. Baker(1)	101,000	n/a	100,001	nil	n/a	23,411	224,412
Murray L. Cobbe(1)	90,000	n/a	100,001	nil	n/a	9,482	199,484
John H. Cuthbertson	88,000	n/a	100,001	nil	n/a	9,482	197,484
W.C. (Mickey) Dunn(1)	148,750	n/a	100,001	nil	n/a	35,991	284,742
Melvin M. Hawkrigg	79,500	n/a	100,001	nil	n/a	20,000	199,501
Robert A. Johnson(2)	73,499	n/a	100,001	nil	n/a	13,263	186,763
Keith E. Macdonald	103,000	n/a	100,001	nil	n/a	12,640	215,641
Murray B. Todd	79,500	n/a	100,001	nil	n/a	246	189,747
Keith Turnbull (1)	88,500	n/a	100,001	nil	n/a	20,487	199,988
Daniel Lewis(3)(4)	76,500	n/a	175,533	nil	n/a	0	252,033
Steven J. Pully(3)	88,500	n/a	175,533	nil	n/a	20,000	284,033

Notes:

(1)                                 Fees earned for Messrs. Cobbe, Dunn, Lewis and Macdonald include fees for participation in special committee meetings.

(2)                                 Mr. Johnson elected to take all ($73,499) of his 2015 fees earned in the form of DSUs as Deferred Remuneration. As a result, Mr. Johnson received 31,912 DSUs in lieu of such fees that are reflected under “Fees earned”, but not under “Share-based awards”. Mr. Johnson has informed the Corporation that he will not stand for re-election at the Meeting.

(3)                                 In addition to the annual grant of DSUs to the Bellatrix directors in 2015, Messrs. Lewis and Pully each received a grant of 23,752 DSUs upon their appointment to the Board on January 1, 2015.

(4)                                 Mr. Lewis resigned from the Board effective February 10, 2016.

(5)                                 No option-based awards were made to non-management directors in 2015.

(6)                                 The compensation reported under share-based awards is the value of DSUs granted in the year ended December 31, 2015.  The value of DSUs is based on the number of DSUs granted multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to the date of the grant. This methodology for calculating the fair value of the DSU awards on the grant date is consistent with the initial fair value determined in accordance with IFRS 2; however, under IFRS the fair value of the awards is re-measured as at the December 31, 2015 balance sheet date using the same methodology.  As a result, the total compensation expense for these DSU grants under IFRS for the year ended December 31, 2015 would be approximately $746,808 (or $62,234 per director) lower in aggregate for all directors.

(7)                                 Includes premiums paid on behalf of Messrs. Baker, Dunn and Turnbull as members of the Corporation’s medical and dental benefit plan, amounts of reimbursement to each director under Health and Wellness Spending Accounts and amounts paid for premiums for each director (other than Messrs. Todd, Hawkrigg and Johnson) for Best Doctors Medical Care.

Directors’ Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth for each of the Corporation’s directors, other than directors who are also Named Executive Officers, all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2015.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have vested but have not been paid out or distributed (4) (#)	Number of shares or units that have not vested(4)	Market or payout value of share- based awards that have not vested ($)(4)	Market or payout value of vested share-based awards not paid out or distributed ($)(4)(5)
Doug N. Baker	—	—	—	—	100,181	—	—	155,281
Murray L. Cobbe	—	—	—	—	100,181	—	—	155,281
John H. Cuthbertson	—	—	—	—	100,181	—	—	155,281
W.C. (Mickey) Dunn	—	—	—	—	100,181	—	—	155,281
Melvin M. Hawkrigg	—	—	—	—	100,181	—	—	155,281
Robert A. Johnson(1)	—	—	—	—	174,176	—	—	269,973
Keith E. Macdonald	—	—	—	—	100,181	—	—	155,281
Murray Todd	—	—	—	—	100,181	—	—	155,281
Keith Turnbull	—	—	—	—	49,990	—	—	77,485
Daniel Lewis(2)(3)	—	—	—	—	50,419	—	—	78,149
Steven J. Pully(2)	—	—	—	—	50,419	—	—	78,149

Notes:

(1)                                 Mr. Johnson elected to take all ($73,499) of his 2015 fees earned in the form of DSUs as Deferred Remuneration. Mr. Johnson has informed the Corporation that he will not stand for re-election at the Meeting. Pursuant to the terms of the DSU Plan and subject to certain rights of acceleration contained in the DSU Plan, the value of Mr. Johnson’s DSUs shall be paid out by the Corporation prior to December 1, 2017.

(2)                                 In addition to the annual grant of DSUs to the Bellatrix directors in 2015, Messrs. Lewis and Pully each received a grant of 23,752 DSUs upon their appointment to the Board on January 1, 2015.

(3)                                 Mr. Lewis resigned from the Board effective February 10, 2016. Pursuant to the terms of the DSU Plan and subject to certain rights of acceleration contained in the DSU Plan, Mr. Lewis’s DSUs shall be paid out by the Corporation prior to December 1, 2017.

(4)                                 All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be a director of the Corporation.

(5)                                 Calculated based on the number of DSUs held at December 31, 2015 multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to December 31, 2015.

Directors’ Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth for each of our directors, other than directors who are also Named Executive Officers, the value of option-based awards and share-based awards which vested during the year ended December 31, 2015 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2015.

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year(4)(5) ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Doug N. Baker	nil	100,001	nil
Murray L. Cobbe	nil	100,001	nil
John H. Cuthbertson	nil	100,001	nil
W.C. (Mickey) Dunn	nil	100,001	nil
Melvin M. Hawkrigg	nil	100,001	nil
Robert A. Johnson(1)	nil	173,500	nil
Keith E. Macdonald	nil	100,001	nil
Murray Todd	nil	100,001	nil
Keith Turnbull	nil	100,001	nil
Daniel Lewis(2)(3)	nil	175,533	nil
Steven J. Pully(2)	nil	175,533	nil

Notes:

(1)                                 Mr. Johnson received 31,912 DSUs as Deferred Remuneration in lieu of all $73,499 of his 2015 fees which have been included in this table. Mr. Johnson has informed the Corporation that he will not stand for re-election at the Meeting.

(2)                                 In addition to the annual grant of DSUs to the Bellatrix directors in 2015, Messrs. Lewis and Pully each received a grant of 23,752 DSUs upon their appointment to the Board on January 1, 2015.

(3)                                 Mr. Lewis resigned from the Board effective February 10, 2016.

(4)                                 All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be director of the Corporation.

(5)                                 Calculated based on the number of DSUs granted multiplied by the volume weighted average price per Common Share on the TSX for five trading days prior to the date of the grant rounded to the nearest dollar.

Securities Authorized for Issuance under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2015.

Plan Category	Number of securities to be issued upon exercise of outstanding rights (a)	Weighted average exercise price of outstanding rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1) (c)
Common Shares under our Option Plan approved by Shareholders	12,846,332	$5.69	6,350,059
Equity compensation plans not approved by Shareholders	nil	nil	nil
Total	12,846,332	$5.69	6,350,059

Note:

(1)                                 Represents the maximum number of Common Shares issuable under the Option Plan based upon the number of Common Shares outstanding as at December 31, 2015. Pursuant to the Option Plan, the maximum number of Common Shares that may be subject to Options granted and outstanding hereunder at any time shall not exceed 10% of the total outstanding Common Shares.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of our or our subsidiaries’ directors, executive officers, employees or any of our, or our subsidiaries’, former directors, executive officers or employees or any associates of any such directors or officers, is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation in respect of any indebtedness that is still outstanding, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular.  The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

Set out below is a description of the Corporation’s current corporate governance practices, relative to the Form 58-101F1 Disclosure.  The Audit Committee Information required by National Instrument 52-110 — Audit Committees can be found in the Corporation’s Annual Information Form for the year ending December 31, 2015.

1.                                      Board of Directors

(a)                                 Disclose the identity of directors who are independent.

The following ten (10) directors of the Corporation are independent (for purposes of NI 58-101):

Doug N. Baker

Murray L. Cobbe

John H. Cuthbertson

W.C. (Mickey) Dunn

Melvin M. Hawkrigg

Robert A. Johnson

Keith E. Macdonald

Steven J. Pully

Murray B. Todd

Keith Turnbull

John H. Cuthbertson is a partner of a law firm that provides legal services to the Corporation, the Corporate Governance Committee has determined that Mr. Cuthbertson does not have a material relationship with the Corporation which could, in the view of the Corporate Governance Committee, be reasonably expected to interfere with the exercise of Mr. Cuthbertson’s independent judgement and as such has determined Mr. Cuthbertson is independent. In coming to this conclusion, the Corporate Governance Committee considered a number of factors including that (i) the fees billed in 2015 to the Corporation by the law firm in which Mr. Cuthbertson is a partner represented less than 2% of the total consolidated gross revenues of such law firm; (ii) Mr. Cuthbertson is not responsible for billing the Corporation for services provided by such law firm; (iii) Mr. Cuthbertson does not personally provide any legal services to the Corporation; and (iv) Mr. Cuthbertson does not directly oversee any other lawyers that provide legal services to the Corporation.

(b)                                 Disclose the identity of directors who are not independent, and describe the basis for that determination.

Raymond G. Smith is not independent as he is the President and CEO of the Corporation.

(c)                                  Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the nominees for election as directors of the Corporation (9 of the 10) are independent. As noted previously in this Information Circular, Mr. Johnson has informed the Corporation that he will not stand for re-election at the Meeting.

(d)                                 If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following nominees for election as directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuers
Raymond G. Smith	Madalena Energy Inc.

Doug N. Baker	RMP Energy Inc.
Murray L. Cobbe	Trican Well Service Ltd. Pason Systems Inc. Secure Energy Services Inc.
John H. Cuthbertson	None
W.C. (Mickey) Dunn	None
Melvin M. Hawkrigg	None
Keith E. Macdonald	Mountainview Energy Ltd. Madalena Energy Inc. Surge Energy Inc.
Murray B. Todd	None
Steven J. Pully	None
Keith Turnbull	Crown Point Energy Inc.

(e)                                  Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

At the end of or during each meeting of the Board, the independent directors are given the opportunity to meet in camera and without the members of management of the Corporation and the non-independent directors of the Corporation who are present at such meeting.  This has occurred for each meeting of the Board held since the beginning of the most recently completed financial year.  In addition, other meetings of the independent directors may be held from time to time if required. Since the beginning of the Corporation’s most recently completed financial year, three meetings of the independent directors were held.

(f)                                   Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board is W.C. (Mickey) Dunn, who is an independent member of the Board.  The Chairman presides at all meetings of the Board and, unless otherwise determined, at all meetings of Shareholders and to enforce the rules of order in connection with such meetings.  The Chairman is to provide overall leadership to the Board without limiting the principle of collective responsibility and the ability of the Board to function as a unit.  The Chairman is to endeavour to fulfill his Board responsibilities in a manner that will ensure that the Board is able to function independently of management and is to consider, and allow for, when appropriate, a meeting of independent directors, so that Board meetings can take place without management being present.  The Chairman is also to endeavour to ensure that reasonable procedures are in place to allow directors to engage outside advisors at the expense of the Corporation in appropriate circumstances.

(g)                                  Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year through to April 4, 2016.

	Board	Audit	Reserves	Compensation	Governance	Total meetings(1)	Attendance Rating %
Raymond G. Smith	13/13	—	—	—	—	13/13	100%
Doug N. Baker	12/13	5/5 (chair)	—	—	4/4	21/22	95%
Murray L. Cobbe	11/13	—	5/5	8/9	—	25/28	88%
John H. Cuthbertson	13/13	—	—	—	4/4 (Chair)	17/17	100.0%
W.C. (Mickey) Dunn	13/13	—	—	9/9	4/4	26/26	100.0%
Melvin M. Hawkrigg	13/13	5/5	—	—	—	18/18	100.0%
Robert A. Johnson(2)	12/13	—	3/5	—	—	14/18	75%
Daniel S. Lewis(3)	10/10	—	—	—	—	10/10	100.0%
Keith E. Macdonald	13/13	5/5	—	9/9 (Chair)	—	27/27	100.0%
Steven J. Pully	13/13	—	—	9/9	4/4	26/26	100.0%
Murray B. Todd	12/13	—	5/5 (Chair)	—	—	17/18	94%
Keith S. Turnbull	13/13	5/5	—	—	—	18/18	100.0%

Notes:

(1)                                 Attendance at meetings of all standing committees of the Board has been included in the above table. Attendance at meetings of ad hoc or special committees formed for a limited purpose and a limited period of time has not been included in the above table.

(2)                                 Mr. Johnson has informed the Corporation that he will not stand for re-election at the Meeting.

(3)                                 Mr. Lewis resigned from the Board effective February 10, 2016.

2.                                      Board Mandate — Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached to this Information Circular as Appendix “A”.

3.                                      Position Descriptions

(a)                                 Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the Chairman of the Board as well as the Chairman of each of the committees of the Board.

(b)                                 Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO.

4.                                      Orientation and Continuing Education

(a)                                 Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation has historically provided such orientation and education on an informal basis.  As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Corporation, as well as information on the Corporation’s performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties.  The Board believes that these procedures have proved to be a practical and effective approach in light of the Corporation’s particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the members of the Board.

(b)                                 Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

No formal continuing education program currently exists for directors of the Corporation.  The Corporation, however, regularly provides the directors (at least on a quarterly basis) briefings and an update on business, operations and affairs of the Corporation, including new and ongoing prospects of the Corporation, the Corporation’s performance relative to its peer and other development related thereto that could have a significant impact on the Corporation’s operations and results.  Such updates are conducted by senior levels of management with responsibility in the various areas under discussion.  In addition, from time to time, presentations and seminars are provided to the Board, recent examples of which include presentations on the capital markets and the Corporation’s position relative to its peers by investment bankers, a presentation on commodity prices by an industry expert in the area and presentations on new accounting pronouncements and rules, including International Financial Reporting Standards, by the auditors the Corporation.  The Corporation also encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of certain courses.

5.                                      Ethical Business Conduct

(a)                                 Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

The Corporation has adopted a Code of Business Conduct and Ethics for directors, officers and employees (the “Code”).

(b)                                 disclose how a person or company may obtain a copy of the code;

A copy of the Code may be obtained from the Vice-President, General Counsel and Corporate Secretary of the Corporation at (403) 266-8670 and is also available on the Corporation’s website at http://bellatrixexploration.com/about-us/corporate-governance and on SEDAR at www.sedar.com.

(c)                                  describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

All employees and consultants are provided with a copy of the Code on commencement of service and are required to confirm in writing that they have read and understand the Code and acknowledge his or her agreement to abide by the Code.  Annual reminders that compliance with the Code is required are provided.

(d)                                 provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have been no material change reports filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(e)                                  Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

(f)                                   Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code, the Board has also adopted a “Whistleblower Policy” wherein employees of the Corporation are provided with the mechanics by which they may raise concerns in a confidential, anonymous process.  Individual directors also attend the Corporation’s offices periodically and appear at various corporate functions where they are accessible to employees who may wish to raise concerns.

6.                                      Nomination of Directors

(a)                                 Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee is responsible for recommending to the Board suitable candidates for nominees for election or appointment as directors, and recommending the criteria governing the overall composition of the Board and governing the desirable characteristics for directors.  In making such recommendations, the Corporate Governance Committee is to consider: (i) the needs of the Corporation and its stage of development and the competencies and skills that the Board considers to be necessary for the Corporation and the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; (iii) the competencies and skills each new nominee will bring to the boardroom; and (iv) whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

The mandate of the Corporate Governance Committee provides, at least annually, assessment of the effectiveness of the Board as whole, the committees of the Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to the Board), including considering the appropriate size of the Board. The most recent evaluation occurred in 2015. Each director of the Corporation completed an evaluation of their own skills and contributions to the Corporation as well as the skills and contributions of the other members of the Board. The directors also provided feedback on their views of the effectiveness of the Board and each of the Committees. The Corporate Governance used these evaluations to review the skills and experience of the directors of Bellatrix to assess whether the Board’s skills and experience needed to be strengthened in any area.  The Corporate Governance Committee also assessed the knowledge and character of all directors and other factors such as independence of the directors to ensure that the Board is operating effectively and independently of management. The Corporate Governance Committee considered the term of service and age of individual directors, the average term of the Board as a whole and turnover of directors over the prior years in conducting its assessments.

(b)                                 Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance Committee is responsible for nominating directors.  All of the members thereof are independent for this purpose.

(c)                                  If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

See item 6(a).

7.                                      Compensation

(a)                                 Describe the process by which the board determines the compensation for the issuer’s directors and officers.

See “Statement of Executive Compensation — Compensation Disclosure and Analysis” and “Statement of Executive Compensation — Director Compensation”.

(b)                                 Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

All the members of the Compensation Committee are independent for such purpose.

(c)                                  If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

See “Statement of Executive Compensation — Compensation Governance — Compensation Committee Mandate”.

8.                                      Other Board Committees — If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Other than the Audit and Compensation Committees, the Corporation has established a Reserves, Safety and Environmental Committee and the Corporate Governance Committee.

The Corporate Governance Committee acts as the nominating committee of the Corporation and carries out the functions with respect thereto as described under Item 6(a).  In addition, the Corporate Governance Committee is responsible for developing the approach of the Corporation in matters concerning corporate governance including:

(A)                               annually reviewing the mandates of the Board and its committees, including the Corporate Governance Committee Mandate, and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable;

(B)                               considering and, if thought fit, approving requests from directors or committees of directors of the engagement of special advisors from time to time;

(C)                               developing, preparing and recommending to the Board annually corporate governance guidelines and a statement of corporate governance practices to be included in the Corporation’s annual report or information circular as required by the TSX and any other regulatory authority;

(D)                               making annual recommendations to the Board as to which directors should be classified as “independent directors”, “related” directors or “unrelated” directors pursuant to any such report or circular;

(E)                                reviewing on a periodic basis the composition of the Board and ensuring that an appropriate number of independent directors sit on the Board, analyzing the needs of the Board and recommending nominees who meet such needs;

(F)                                 assessing, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to the Board), including considering the appropriate size of the Board;

(G)                               as required, developing, for approval by the Board, an orientation and education program for new recruits to the Board

(H)                              to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

(I)                                   developing and recommending to the Board for approval and periodically review structures and procedures designed to ensure that the Board can function effectively and independently of management;

(J)                                   making recommendations to the Board regarding appointments of corporate officers and senior management;

(K)                               reviewing and considering the engagement at the expense of the Corporation of professional and other advisors by any individual director when so requested by any such director;

(L)                                establishing, reviewing and updating periodically the Code and ensure that management has established a system to monitor compliance with the Code;

(M)                            overseeing evaluations of management of the Corporation; and

(N)                               reviewing management’s monitoring of the Corporation’s compliance with the Code.

The Reserves, Safety and Environmental Committee is responsible for various matters relating to reserves of the Corporation that may be delegated to the Reserves Committee pursuant to National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and matters relating to safety and environmental matters, including:

(A)                               reviewing the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;

(B)                               reviewing the Corporation’s procedures for providing information to the independent evaluator;

(C)                               meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the Reserves Data (as defined in NI 51-101) (the “Reserves Data”) and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

(D)                               reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, providing a recommendation to the Board in the selection of the replacement evaluator, and determining the reason for any proposed change therefor and whether there have been any disputes with management;

(E)                                providing a recommendation to the Board as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

(F)                                 reviewing the Corporation’s procedures for reporting other information associated with oil and gas producing activities;

(G)                               generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation’s reserves;

(H)                              review the Corporation’s fundamental policies pertaining to environment, health and safety and ascertain that policies and procedures are in place to minimize environmental, occupational health and safety and other risks to asset value and mitigate damage to or deterioration of asset value;

(I)                                   review the Corporation’s performance with all applicable laws and regulations with respect to environment and health and safety;

(J)                                   review the findings of any significant report by regulatory agencies, external environment, health and safety consultants or auditors concerning the Corporation’s performance in environment, health and safety. Review any necessary corrective measures taken to address issues and risks identified by the Corporation, external auditors or by regulatory agencies;

(K)                               review any emerging trends, issues and regulations related to environment, health and safety that are relevant to the Corporation;

(L)                                review the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and review that information with management; and

(M)                            reviewing periodically, as determined necessary, the Reserves, Safety and Environmental Committee’s Mandate and recommend to the Board and the Corporate Governance Committee amendments as the Reserves, Safety and Environmental Committee believes are necessary or desirable.

9.                                      Assessments — Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Committee is responsible by its terms of reference to evaluate the effectiveness of the Board, committees and individual directors.  The mandate of the Corporate Governance Committee provides that, at least annually, the assessment of the effectiveness of the Board and the contribution of individual directors (including the competencies and skill that each individual director is expected to bring to the Board), including considering the appropriate size of the Board. The most recent evaluation occurred in 2015. Each director of the Corporation completes an evaluation of their own skills and contributions to the Corporation as well as the skills and contributions of the other members of the Board. The directors also provide feedback on their views of the effectiveness of the Board and each of the Committees. The Corporate Governance Committee uses these evaluations to review the skills and experience of the directors of Bellatrix to assess whether the Board’s skills and experience needed to be strengthened in any area.  The Corporate Governance Committee also assesses on a periodic basis the knowledge and character of all directors and other factors such as independence of the directors to ensure that the Board is operating effectively and independently of management. The Corporate Governance Committee considers the term of service and age of individual directors, the average term of the Board as a whole and turnover of directors over the prior years in conducting its assessments.

10.                               Director Term Limits and Other Mechanisms of Board Renewal - Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

In addition to considering the skills and experience of the Board, pursuant to the Board and Management Diversity and Board Renewal Policy (the “Diversity and Board Renewal Policy”) the Corporate Governance Committee also assesses the knowledge, character and experience of all nominees to the Board and other factors such as independence of the directors to ensure that the Board is operating effectively and independently of management. The Corporate Governance Committee considers both the term of service and age of individual directors, the average term of the Board as a whole and turnover of directors over the prior years when proposing nominees for election of the directors of the Corporation. The Corporate Governance Committee considers the benefits of regular renewal in the context of the needs of the Board at the time and the benefits of the institutional knowledge of the Board members.

The Board does not believe that fixed term limits or mandatory retirement ages are in the best interest of Bellatrix. Therefore the Board has not specifically adopted term limits. However, the Corporate Governance Committee has addressed Board renewal by conducting assessments of the members of the Board and the Board as a whole in accordance with the Diversity and Board Renewal Policy. As indicated above the Corporate Governance Committee reviews the skills and experience of the current directors of Bellatrix to assess whether the Board’s skills and experience need to be strengthened in any area.

11.                               Policies Regarding the Representation of Women on the Board

(a)                                 Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

On March 15, 2016 the Board adopted the Diversity and Board Renewal Policy which sets out the Corporation’s policy regarding the identification and nomination of women directors.

(b)                                 If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions, (ii) the measures taken to ensure that the policy has been effectively implemented, (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Diversity and Board Renewal Policy provides that the Board believes that Board nominations and executive officer appointments should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of the Board and management at the time. As a result, no targets relating to the identification and nomination of women directors have been adopted in the policy to date and the emphasis in filling Board vacancies has been finding the best qualified candidates given the needs and circumstances of the Board; however, a nominee’s diversity of age, gender, race, ethnicity, religion, experience and other attributes has and will be considered favourably in the assessment of director nominees.  Moreover, the Diversity and Board Renewal Policy provides that as to gender, the Board is receptive to increasing the representation of women on the Board as turnover occurs, taking into account the skills, background, experience and knowledge desired at that particular time by the Board and its Committees. Further, the Board also encourages the consideration of women who have the necessary skills, knowledge, experience and character for promotion or hiring into an executive officer position within Bellatrix.

In addition, the Diversity and Board Renewal Policy identifies a matrix of skills and experience that are required by the members of the Board as a collective. These skills include, among others, executive leadership, value creation, and specific skills such as accounting, corporate finance, reserves and resource evaluation and legal, regulatory and governmental. The skills are reviewed annually by the Compensation Committee and updated as necessary.  As part of the Board’s renewal process, the Compensation Committee also annually reviews the skills and experience of the current directors of Bellatrix to assess whether the Board’s skills and experience need to be strengthened in any area. In addition to this assessment, the Compensation Committee also assesses the knowledge and character of all nominees to the Board and other factors such as independence of the directors to ensure that the Board is operating effectively and independently of management. The Compensation Committee is also authorized under its charter to retain experts to assist it in “board searches” for qualified candidates.

To measure the effectiveness of the Diversity and Board Renewal Policy, the Compensation Committee is required to review annually the process of identifying women candidates as potential nominees for Board positions and the skills, knowledge, experience and character of any such women candidates relative to other candidates to ensure that women candidates are being fairly considered relative to other candidates. In addition, the Compensation Committee will do a similar review of appointments of executive officer positions to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered. The Compensation Committee will also review the number of women actually appointed and serving on the Board or in management to evaluate whether it is desirable to adopt additional requirements or policies with respect to the diversity of the Board and management.

(c)                                  Consideration of the Representation of Women in the Director Identification and Selection Process - Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

As set out in the Diversity and Board Renewal Policy and as a result of the Corporation’s commitment to meritocracy the level of representation of women on the Board is not considered in identifying and nominating candidates for election or re-election to the Board; however, the Board encourages the consideration of women who have the necessary, skills, knowledge, experience and character when considering new potential candidates for the Board.

(d)                                 Consideration given to the Representation of Women in Executive Officer Appointments - Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

As set out in the Diversity and Board Renewal Policy and as a result of the Corporation’s commitment to meritocracy the level of representation of women in executive officer positions is not considered when making executive officer appointments; however, the Board encourages the consideration of women who have the necessary, skills, knowledge, experience and character when considering new potential candidates for promotion or hiring into executive officer positions.

12.                               Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)                                 Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

The Corporation has not imposed quotas or targets regarding the representation of women on the Board. The Board believes that imposing quotas or targets regarding the representation of women on the Board would compromise the principles of meritocracy.

(b)                                 Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

The Corporation has not imposed quotas or targets regarding the representation of women in executive officer positions. The Board believes that imposing quotas or targets regarding the representation of women in executive officer positions would compromise the principles of meritocracy.

(c)                                  If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.

Not applicable.

13.                               Number of Women on the Board and in Executive Officer Positions

(a)                                 Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

There are presently no women serving on the Board.

There is presently one woman serving in an executive officer position at the Corporation which represents approximately 8% of the number of executive officer positions at the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors or executive officers, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all our outstanding voting rights, or any other Informed Person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) or any known associate or affiliate of such persons, in any transaction since January 1, 2015, or in any proposed transaction, which has materially affected or would materially affect us or any of our subsidiaries, other than as follows.

Orange Capital acquired, through a fund managed or advised by it, approximately US$15 million of the Senior Notes pursuant to the offering of Senior Notes that closed on May 21, 2015 as described under “General Development of Our Business — 2015 Note Offering” in the Corporation’s Annual Information Form dated March 18, 2016, which is available on SEDAR at www.sedar.com. At the time of the Senior Note offering Orange Capital had control or direction over approximately 31,031,114 Common Shares representing approximately 16.17% of the Common Shares issued and outstanding as at such date. Daniel Lewis, who at the time of the Senior Note offering was a director of the Corporation and the Managing Member of Orange Capital, abstained from voting on approving the terms of the Senior Notes.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than for the election of directors and approval of the Award Plan to the extent executive officers participate in the Award Plan.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Financial information in respect of the Corporation and its affairs is provided in the Corporation’s annual audited financial statements for the year ended December 31, 2015 and related management’s discussion and analysis.  Copies of the Corporation’s financial statements and related management’s discussion and analysis are available upon request from our Vice President, Investor Relations at Suite 1920, 800 — 5th Avenue S.W., Calgary, Alberta, T2P 3T6, Attention: Steve Toth (phone (403) 266-8670) or investor.relations@bellatrixexp.com

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting.  However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

APPENDIX “A”

MANDATE OF THE BOARD OF DIRECTORS OF

BELLATRIX EXPLORATION LTD.

GENERAL

The Board of Directors (the “Board”) of Bellatrix Exploration Ltd. (the “Corporation” or “Bellatrix”) is responsible for the stewardship of the Corporation.  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Bellatrix.  In general terms, the Board will:

•                  in consultation with the chief executive officer of the Corporation (the “CEO”), define the principal objectives of Bellatrix;

•                  supervise the management of the business and affairs of Bellatrix with the goal of achieving Bellatrix’s principal objectives as developed in association with the CEO;

•                  discharge the duties imposed on the Board by applicable laws; and

•                  for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

SPECIFIC

Executive Team Responsibility

•                  Appoint the CEO and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•                  In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

•                  Establish processes as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•                  Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•                  Annual review and adoption of a strategic planning process and approval of Bellatrix’s strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•                  Establish or cause to be established systems to identify the principal risks to Bellatrix and that the best practical procedures are in place to monitor and mitigate the risks.

•                  Establish or cause to be established processes to address applicable regulatory, corporate, securities and other compliance matters.

•                  Establish or cause to be established an adequate system of internal control.

•                  Establish or cause to be established due diligence processes and appropriate controls with respect to applicable certification requirements regarding Bellatrix’s financial and other disclosure.

•                  Review and approve Bellatrix’s financial statements and oversee Bellatrix’s compliance with applicable audit, accounting and reporting requirements.

•                  Approve annual operating and capital budgets.

•                  Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets.

•                  Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•                  Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•                  Approve a Business Conduct & Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

•                  To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout Bellatrix.

Board Process/Effectiveness

•                  Attempt to ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•                  Engage in the process of determining Board member qualifications with the Corporate Governance Committee including ensuring that (i) a majority of directors qualify as independent for purposes of (A) National Instrument 58-101 Disclosure of Corporate Governance Practices and (B) the rules of the Toronto Stock Exchange and New York Stock Exchange, (ii) the appropriate number of independent directors are on each committee of the Board as required under applicable securities laws, rules and requirements and under applicable stock exchange rules and requirements (including for greater certainty, without limitation, the rules of the Toronto Stock Exchange and the New York Stock Exchange), and (iii) the members of the Board and each committee of the Board meet such other qualification requirements as may be set forth in applicable securities laws, rules and requirements and applicable stock exchange rules and requirements (including for greater certainty, without limitation, the rules of the Toronto Stock Exchange and New York Stock Exchange).

•                  Based on the recommendations of the Corporate Governance Committee, the Board shall annually make a determination as to the independence of each member of the Board.

•                  Based on the recommendations of the Corporate Governance Committee of the Board approve the nomination of directors.

•                  Provide a comprehensive orientation to each new director.

•                  Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•                  Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•                  Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•                  Review and reassess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

•                  Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

Each member of the Board is expected to understand the nature and operations of Bellatrix’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which Bellatrix operates, or is contemplating potential operations.

The Board shall at a minimum meet quarterly.  Independent directors shall meet regularly and as often as necessary to fulfill their responsibilities, and in no case less frequently than quarterly, without non independent directors and management participation. An independent director must preside over each meeting of the independent directors, although the same director is not required to preside at all such meetings.

The Board may retain persons having special expertise and may obtain independent professional advice to assist it in fulfilling its responsibilities at the expense of the Corporation, as determined by the Board.

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

•                  The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

•                  Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of Bellatrix, the Chairman of the Board will act as a liaison between stakeholders of Bellatrix and the Board (including independent members of the Board).

APPENDIX “B”

MAJORITY VOTING POLICY

BOARD OF DIRECTORS

Nominees for election to the Board of Directors (the “Board”) of Bellatrix Exploration Ltd. (“Bellatrix”) will be asked annually to subscribe in writing to this Policy before their names are put forward by the Board.

Forms of proxy for the vote at shareholders’ meetings where directors are to be elected will enable shareholders to vote “for”, or to “withhold” from voting, separately for each nominee.  At the shareholders’ meeting, the chairman of the meeting will call for a vote by ballot on the election of directors.  The scrutineers will record with respect to each nominee the number of votes cast “for” or “withheld” from a nominee, such numbers to be adjusted if required in accordance with the share provisions, by-laws, policies and procedures of Bellatrix.

This policy applies only to uncontested elections.  An “uncontested election” means any election of directors where the election does not involve the circulation of proxy material required by applicable securities legislation in support of one or more nominees who are not part of the slate supported by the Board.

In an uncontested election, any nominee for director who receives a greater number of votes “withheld” from his or her election than votes “for” his or her election (a “majority withhold vote”) shall tender his or her resignation for consideration by the Board to the Chairman of the Corporate Governance Committee promptly following certification of the shareholder vote.  If the Chairman of the Corporate Governance Committee received a majority withhold vote, then he or she shall tender his or her resignation to the Chairman of Bellatrix.

The Corporate Governance Committee will promptly consider the tendered resignation and recommend to the Board whether to accept or reject it.  In determining whether to recommend acceptance or rejection of the tendered resignation, the Corporate Governance Committee will consider all factors it deems relevant including, without limitation:

(a)                                 the reasons, if known, why shareholders “withheld” or were requested to “withhold” votes from the director. In particular, the Corporate Governance Committee will consider if shareholders “withheld” or were requested to “withhold” votes from the director for reasons other than the qualifications or individual actions of the director;

(b)                                 the director’s length of service and qualifications;

(c)                                  the director’s share ownership;

(d)                                 the director’s contributions to Bellatrix;

(e)                                  the current mix of skills and attributes of the directors on the Board;

(f)                                   the impact with respect to covenants in agreements or plans; and

(g)                                  legal requirements, policies or guidelines (regulatory, securities or corporate laws, or stock exchange rules) for director numbers and qualifications.

The Board will consider the Corporate Governance Committee’s recommendation not later than 90 days following the date of the shareholders’ meeting at which the election occurred.  The Board will accept the tendered resignation except in exceptional circumstances.  In deciding whether to accept or reject the tendered resignation, the Board will consider the factors considered by the Corporate Governance Committee and any additional information and factors the Board believes to be relevant.

Promptly following the Board’s decision, Bellatrix will disclose that decision, including an explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation, in a press release.  A copy of the news release will be provided to the Toronto Stock Exchange. If the Board decides to

B-1

accept the director’s resignation, the Corporate Governance Committee will recommend to the Board whether to fill the resulting vacancy or to continue with the reduced size of the Board.

Any director who tenders his or her resignation pursuant to this Policy will not participate in the Corporate Governance Committee recommendation or the Board consideration whether to accept or reject the tendered resignation.  If a majority of the members of the Corporate Governance Committee received a majority withhold vote at the same election, then the directors who did not receive a majority withhold vote will appoint a Board committee among themselves solely for the purpose of considering the tendered resignations and such special committee will recommend to the Board whether to accept or reject them within the 90 day period.  If there are not at least three directors who did not receive a majority withheld vote, then all directors shall participate in any decision to accept the resignations.  Except as set forth in this paragraph, a director who tenders his or her resignation pursuant to this Policy will continue to participate in all meetings of the Board and any applicable committees of the Board on which such director serves until such time, if applicable, as the Board decides to accept the director’s tendered resignation. The tendered resignation will become effective when accepted by the Board.

In the event that any director who received a majority withhold vote does not tender his or her resignation in accordance with this Policy, he or she shall not be re-nominated by the Board and shall not be entitled to any benefits (financial or otherwise) of a director or past director of Bellatrix.

The Board and the Corporate Governance Committee may adopt such procedures as it sees fit to assist in its determinations under this Policy.

B-2

APPENDIX “C”

AMENDED AWARD PLAN

BELLATRIX EXPLORATION LTD.

AWARD INCENTIVE PLAN

The Board of Directors of Bellatrix Exploration Ltd. (“Bellatrix” or the “Corporation”) has adopted this award incentive plan (the “Plan”) governing the issuance of Awards of Bellatrix to Eligible Participants.

1.                                                                                      Purposes

The principal purposes of the Plan are as follows:

(a)                                 to retain and attract qualified Eligible Participants that Bellatrix and its subsidiaries require;

(b)                                 to promote a proprietary interest in Bellatrix by such Eligible Participants and to encourage such persons to remain in the employ or service of Bellatrix and its subsidiaries and put forth maximum efforts for the success of the affairs of Bellatrix and the business of its subsidiaries; and

(c)                                  to focus management of Bellatrix and its subsidiaries on operating and financial performance and long-term shareholder return.

2.                                                                                      Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)                                 “Adjustment Ratio” means, with respect to any Award, the ratio used to adjust the number of Common Shares pertaining to such Award for Dividends and, in respect of each Award, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter, subject to Section 5(j), by increasing the Adjustment Ratio on each Dividend Payment Date, effective on the day following the Dividend Record Date, by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Dividend, expressed as an amount per Common Share, paid on that Dividend Payment Date, and having as its denominator the Fair Market Value of the Common Shares on the Dividend Payment Date;

(b)                                 “Award” means a Restricted Award or Performance Award made pursuant to the Plan;

(c)                                  “Award Agreement” has the meaning set forth in Section 5 hereof;

(d)                                 “Award Value” means, with respect to any Award, an amount equal to the value of the number of Common Shares granted pursuant to such Award, as such number may be adjusted in accordance with the terms of the Plan, multiplied by the Fair Market Value of a Common Share;

(e)                                  “Black-Out Period” means a period of time imposed by the Board pursuant to the policies of Bellatrix upon certain Eligible Participants during which those persons may not trade in any securities of Bellatrix;

(f)                                   “Board” has the meaning set forth in Section 3 hereof;

(g)                                  “Cessation Date” means the date that is the earlier of:

(i)                                     with respect to the Eligible Participant’s termination or resignation, as the case may be, the date the Eligible Participant ceases in the active performance of all of the regular duties of the Eligible Participant’s employment or service, the foregoing to apply, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being an Eligible Participant; or

(ii)                                  the date of the of the Eligible Participant’s death.

For greater certainty: (a) a transfer of employment or services between Bellatrix and a subsidiary of Bellatrix or between subsidiaries of Bellatrix; or (b) a Leave of Absence of an Eligible Participant shall not, unless otherwise determined by the Board, be considered an interruption or termination of the employment of an Eligible Participant or cessation of the services provided by an Eligible Participant for any purpose of the Plan;

(h)                                 “Change of Control” means the occurrence of any of the following:

(i)                                     the acceptance and sale by the holders of the Common Shares, representing in the aggregate more than 50 percent of all issued and outstanding Common Shares, of any offer, whether by way of a take-over bid or otherwise, for all or any of the Common Shares; or

(ii)                                  the acquisition by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares acquired), directly or indirectly, of the beneficial ownership of such number of Common Shares or rights to Common Shares, which together with such person’s then owned Common Shares and rights to acquire Common Shares, if any, represent (assuming the full exercise of such rights to acquire Common Shares) more than 50 percent of the combined voting rights of the then outstanding Common Shares, together with the Common Shares that would be outstanding on the full exercise of the rights to acquire Common Shares and such person’s previously owned rights to acquire Common Shares; or

(iii)                               the closing of a transaction whereby Bellatrix merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Shareholders prior to the transaction own directly or indirectly less than 50 percent of the voting securities of the entity resulting from the transaction; or

(iv)                              the passing of a resolution by the Board or Shareholders to wind-up or liquidate its assets or wind-up Bellatrix or the commencement of proceedings for the winding-up or liquidation of Bellatrix; or

(v)                                 individuals who are proposed by management or the Board for election to the Board at a meeting of Shareholders, involving a contest for, or an item of business relating to, the election of directors, shall not constitute a majority of the Board following such election; or

(vi)                              the sale by Bellatrix of all or substantially all of its assets; or

(vii)                           any determination by the Board that a Change of Control has occurred, or is about to occur, which determination shall be binding and conclusive for all purposes;

provided that notwithstanding the application of any of the foregoing, a Change of Control shall be deemed to have not occurred pursuant to a winding-up, liquidation, merger, consolidation, amalgamation, arrangement, other business combination of or involving Bellatrix or a sale of assets (“Reorganization”) where the Shareholders immediately prior to the completion of the Reorganization will hold more than 50 percent of the outstanding voting securities or interests of the continuing entity upon completion of the Reorganization;

(i)                                     “Common Shares” means common shares of Bellatrix;

(j)                                    “Corporate Performance Measures” for any period that the Board in its sole discretion shall determine, means the performance measures to be taken into consideration in granting Awards under the Plan and determining the Payout Multiplier in respect of any Performance Award;

(k)                                 “Corporate Transaction” has the meaning set forth in Section 9(a);

(l)                                     “Dividend” means any dividend declared by Bellatrix in respect of the Common Shares, whether in the form of cash, Common Shares or other securities or other property, expressed as an amount per Common Share;

(m)                             “Dividend Payment Date” means any date that a Dividend is paid to Shareholders;

(n)                                 “Dividend Record Date” means the applicable record date in respect of any Dividend used to determine the Shareholders entitled to receive such Dividend;

(o)                                 “Eligible Participants” means officers, consultants, employees and other Service Providers of Bellatrix and any subsidiaries of Bellatrix but specifically excludes any directors of the Corporation who are not also officers or employees of Bellatrix or of any subsidiaries of Bellatrix;

(p)                                 “Exchange” or “TSX” means the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such other stock exchange on which such shares are listed and posted for trading as may be selected for such purpose by the Board;

(q)                                 “Expiry Date” means, in connection with each Award made pursuant to the Plan, December 15th of the third year following the year in which the Award was granted;

(r)                                    “Fair Market Value” with respect to a Common Share, as at any date, means the volume weighted average of the prices at which the Common Shares traded on the Exchange (or, if the Common Shares are not then listed and posted for trading on the Exchange or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board in its sole discretion) for the five (5) trading days immediately preceding such date.  In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Board from time to time acting reasonably and in good faith;

(s)                                   “Grant Date” means the grant date for an Award;

(t)                                    “Grantee” has the meaning set forth in Section 3(d) hereof;

(u)                                 “Grant Value” means the Fair Market Value of the Common Shares underlying any Award on the Grant Date of such Award;

(v)                                 “Good Reason” means any materially adverse change by Bellatrix and without the agreement of an Eligible Participant, in any of the duties, powers, rights, salary or title, such that immediately after such change or series of changes, the responsibilities and status of such Eligible Participant, taken as a whole, are fundamentally diminished compared to those assigned to the Eligible Participant immediately prior to such change, or any other reason that would be considered to amount to constructive dismissal by a Court of competent jurisdiction in Alberta;

(w)                               “insider” has the meaning set forth in the policies of the TSX;

(x)                                 “Leave of Absence” means a period of time designated as a “leave of absence” by the Board which is in excess of three (3) months;

(y)                                 “Maximum Payment Amount” has the meaning set forth in Section 4(b);

(z)                                  “Payment Date” means, with respect to any Award, the date upon which Bellatrix shall pay to the Grantee all or a portion of the Award Value to which the Grantee is entitled pursuant to such Award in accordance with the terms hereof;

(aa)                          “Payout Multiplier” means the payout multiplier determined by the Board in accordance with Section 5(c);

(bb)                          “Peer Comparison Group” means, generally, public Canadian oil and gas issuers that in the opinion of the Board are competitors of Bellatrix and which shall be determined from time to time by the Board in its sole discretion;

(cc)                            “Performance Award” means an Award granted hereunder designated as a “Performance Award” in the Award Agreement pertaining thereto;

(dd)                          “Replacement Securities” has the meaning set forth in Subsection 9(a)(i);

(ee)                            “Restricted Award” means an Award granted hereunder designated as a “Restricted Award” in the Award Agreement pertaining thereto;

(ff)                              “Security Based Compensation Arrangements” means (i) stock option plans for the benefit of Bellatrix’s employees, insiders, Service Providers or any one of such groups; (ii) individual stock options granted to Bellatrix’s employees, Service Providers or insiders if not granted pursuant to a plan previously approved by the Corporation’s shareholders; (iii) stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased; (iv) stock appreciation rights involving issuances by the Corporation of securities from treasury; (v) any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and (vi) security purchases from treasury by an employee, insider or Service Provider of the Corporation which are financially assisted by the Corporation by any means whatsoever;

(gg)                            “Service Provider” means a person or company engaged by the Corporation to provide services for an initial, renewable or extended period of twelve (12) months or more;

(hh)                          “Shareholder” means a holder of Common Shares; and

(ii)                                  “Successor” has the meaning set forth in Section 9(a).

3.                                                                                      Administration

(a)                                 The Plan shall be administered by the Board of Directors of Bellatrix (the “Board”), provided that the Board shall have the authority to appoint a committee of the Board to administer the Plan. In the event that the Board appoints a committee of the Board to administer the Plan, all references in the Plan to the Board will be deemed to be references to such other committee of the Board, as applicable.

(b)                                 The Board shall have the full power and sole responsibility to interpret the provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan and of Section 8 hereof, including, without limitation:

(i)                                     the authority to grant Awards;

(ii)                                  to determine the Fair Market Value of the Common Shares on any date;

(iii)                               to determine the Eligible Participants to whom, and the time or times at which Awards shall be granted and shall become issuable;

(iv)                              to determine the Award Value of each Award;

(v)                                 to determine members of the Peer Comparison Group from time to time;

(vi)                              to determine the Corporate Performance Measures and the Payout Multiplier in respect of a particular period;

(vii)                           to determine whether any vesting criteria shall apply to any particular Award and, if so, to determine such vesting criteria and whether such vesting criteria has been satisfied;

(viii)                        to determine the Payment Dates in respect of any Awards;

(ix)                              to prescribe, amend and rescind rules and regulations relating to the Plan;

(x)                                 to determine any applicable adjustments under Section 5(j) hereof;

(xi)                              to interpret the Plan;

(xii)                           to determine the terms and provisions of Award Agreements (which need not be identical) entered into in connection with Awards; and

(xiii)                        to make all other determinations deemed necessary or advisable for the administration of the Plan.

(c)                                  For greater certainty and without limiting the discretion conferred on the Board pursuant to this Section 3, the Board’s decision to approve the grant of an Award to any Eligible Participant in any period shall not require the Board to approve the grant of an Award to any Eligible Participant in any other period; nor shall the Board’s decision with respect to the size or terms and conditions of an Award in any period require it to approve the grant of an Award of the same or similar size or with the same or similar terms and conditions to any Eligible Participant in any other period, nor shall the Board’s decision with respect to the form of payment of an Award require it to pay any other Awards in the same manner or entitle an Eligible Participant to be paid in a particular form.  The Board shall not be precluded from approving the grant of an Award to any Eligible Participant solely because such Eligible Participant may previously have been granted an Award under this Plan or any other similar compensation arrangement of Bellatrix or a subsidiary of Bellatrix.  No Eligible Participant has any claim or right to be granted an Award.

(d)                                 In determining the Eligible Participants to whom Awards may be granted (“Grantees”) and the number of Common Shares to be covered by each Award, the Board may take into account such factors as it shall determine in its sole discretion, including, if so determined by the Board, any one or more of the following factors:

(i)                                     compensation data for comparable benchmark positions among the Peer Comparison Group;

(ii)                                  the duties, responsibilities, position and seniority of the Grantee;

(iii)                               the vesting conditions of the Awards to be granted and the other Awards outstanding under the Plan;

(iv)                              the Corporate Performance Measures for the applicable period compared with internally established performance measures approved by the Board and/or similar performance measures of members of the Peer Comparison Group for such period;

(v)                                 the individual contributions and potential contributions of the Grantee to the success of Bellatrix;

(vi)                              any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of Bellatrix;

(vii)                           the Awards, other awards, rights or options under other Security Based Compensation Arrangements and other incentives held by the Grantee and the terms thereof;

(viii)                        the Fair Market Value or current market price of the Common Shares at the time of such Award; and

(ix)                              such other factors as the Board shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Plan.

(e)                                  The Board may delegate to one or more of its members, officers of the Corporation or its agents such administrative duties as it may deem advisable, and the Board or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Board or such person may have under the Plan.

4.                                                                                      Limitations to the Plan

(a)                                 Maximum Number of Awards - Notwithstanding any other provision of this Plan:

(i)                                     the aggregate maximum number of Common Shares reserved that are available to be issued from time to time pursuant to granted and outstanding Awards under this Plan at any time shall not exceed the lesser of: (A) 5% of the aggregate number of issued and outstanding Common Shares, and (B) 10% of the aggregate number of issued and outstanding Common Shares less the aggregate number of Common Shares reserved for issuance under outstanding awards, rights or options under any other Security Based Compensation Arrangements;

(ii)                                  the number of Common Shares issuable to insiders of Bellatrix, at any time, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10% of the issued and outstanding Common Shares; and

(iii)                               the number of Common Shares issued to insiders of Bellatrix, within any one year period, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10% of the issued and outstanding Common Shares.

For the purposes of this Plan, any increase in the issued and outstanding Common Shares will result in an increase in the aggregate maximum number of Common Shares that may be underlying granted and outstanding Awards at any time. Following the settlement, expiration, cancellation or other termination of any Awards under the Plan, a number of Common Shares equal to the number of Common Shares underlying the Awards so settled, expired, cancelled or terminated, shall automatically become available for issuance in respect of Awards that may subsequently be granted under the Plan.  No fractional Common Shares may be issued under the Plan.

For purposes of the calculation in this Section 4(a) only, it shall be assumed that all issued and outstanding Awards will be settled by the issuance of Common Shares from treasury, notwithstanding the Corporation’s right pursuant to Section 5(e) hereof to settle Awards in cash or by purchasing Common Shares on the open market.

(b)                                 Maximum Award Value — The Board may determine in its sole discretion whether a maximum Award Value (the “Maximum Payment Amount”) in respect of any Award shall apply to such Award. The Award Value to be paid out on the Payment Date may not exceed the Maximum Payment Amount unless otherwise determined by the Board.

5.                                                                                      Terms and Conditions of Awards

Each Award granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by a written agreement between Bellatrix and the Grantee or an award letter or other confirmation of grant from Bellatrix to the Grantee (an “Award Agreement”) which agreement shall comply with the following terms and conditions (and with such other terms and conditions as the Board, in its sole discretion, shall establish):

(a)                                 Type of Awards — The Board shall determine the number of Awards to be awarded to a Grantee and shall designate such award as either a “Restricted Award” or a “Performance Award”, as applicable, in the Award Agreement relating thereto.

(b)                                 Payment Date of Awards — Subject to Section 5(g) and Section 9(b), the Payment Dates in respect of Awards issued pursuant to the Plan shall be as determined by the Board in its sole discretion at the time of grant; and any conditions to payment including, without limitation, any time vesting, performance vesting or other vesting criteria or conditions to the determination of the Payment Date(s), provided however, that:

(i)                                     subject to Subsection 9(b)(i) where a Grantee is on a Leave of Absence, the Payment Date or Payment Dates for any Awards held by such Grantee shall be suspended until such time as such Grantee returns to active employment or active service, provided that the Payment Date for any Award that occurs during or subsequent to the period of the Leave of Absence shall be extended by the length of the Leave of Absence, and further provided that if any such extension would cause the Payment Date or Payment Dates to extend beyond the Expiry Date, unless the Board otherwise determines that the Payment Date in respect thereof shall be the Expiry Date, the rights to receive payments on such Payment Date or Payment Dates shall be forfeited by the Grantee;

(ii)                                  where a Payment Date occurs on a date when a Grantee is subject to a Black-Out Period or within six (6) trading days of the expiry of such Black-Out Period, such Payment Date shall be extended to a date which is six (6) business days following the end of such Black-Out Period, unless such extension would cause the Payment Date to extend beyond the Expiry Date, in which case the Payment Date shall remain on the Expiry Date and the Fair Market Value utilized in determining the Award Value in respect of such Payment Date shall be the lesser of the Fair Market Value determined based on: (i) the five (5) trading days immediately prior to the commencement of such Black-Out Period; and (ii) the five (5) trading days immediately prior to the Expiry Date; and

(iii)                               notwithstanding any other provision of this Plan, no Payment Date in respect of an Award may occur after the Expiry Date of such Award.

(c)                                  Payout Multiplier — Prior to the Payment Date in respect of any Performance Award (including in the circumstances provided for in Subsections 5(g)(i) and 9(b)), or at such time as required under Subsection 9(a)(ii), or at such other times as may be determined by the Board (or as may be required in accordance with this Plan), the Board shall assess the performance of Bellatrix for the applicable period. The weighting of the individual measures comprising the Corporate Performance Measures shall be determined by the Board in its sole discretion having regard to the principal purposes of the Plan and, upon the assessment of all Corporate Performance Measures, the Board shall determine the Payout Multiplier for the applicable period in its sole discretion.  The applicable Payout Multiplier may be between a minimum of zero and such maximum as determined by the Board (provided such maximum shall not exceed two). For greater certainty, unless otherwise determined by the Board where the Payment Date (or such other date as the Payout Multiplier is being determined) is not the first anniversary of the Grant Date, the Payout Multiplier for those Performance Awards will be the arithmetic average of the Payout Multiplier for each of the preceding performance assessment periods; provided that to the extent that the Payment Date (or such other date as the Payout Multiplier is being determined) does not fall on an anniversary of the Grant Date, the Board in its sole discretion shall make adjustments to the determination of the Payout Multiplier in accordance with this section to account for such portion of year as determined appropriate.

(d)                                 Adjustment of Awards — Immediately prior to each Payment Date, the number of Common Shares underlying an Award shall be adjusted by multiplying such number by:

(i)                                     the Adjustment Ratio applicable in respect of such Award; and

(ii)                                  the Payout Multiplier applicable to such Award, in the case of a Performance Award,

provided however, that:

(iii)                               if a Grantee has been on a Leave of Absence at any time since the Grant Date in respect of such Award, the Adjustment Ratio shall not be adjusted for any Dividends paid during the period of such Leave of Absence; and

(iv)                              notwithstanding any other provision of this Plan, the Board hereby reserves the right to make any additional adjustments to the number of Common Shares underlying any Award if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan and terms of the Award.

(e)                                  Payment in Respect of Awards — On the Payment Date, Bellatrix, at its sole and absolute discretion, shall have the option of settling the Award Value payable in respect of an Award by any of the following methods or by a combination of such methods:

(i)                                     payment in cash;

(ii)                                  in the event that the Common Shares of the Corporation are listed on the Exchange, payment in Common Shares acquired by Bellatrix on the Exchange; or

(iii)                               payment in Common Shares issued from the treasury of Bellatrix.

Bellatrix shall not determine whether the payment method shall take the form of cash or Common Shares until the Payment Date, or some reasonable time prior thereto.  A holder of an Award shall not have any right to demand the form of payment in respect of the Award Value underlying an Award, at any time.  Notwithstanding any election by Bellatrix to settle any Award Value, or portion thereof, in Common Shares, Bellatrix reserves the right to change its election in respect thereof at any time up until payment is actually made, and the holder of such Award shall not have the right, at any time to enforce settlement in any particular form of payment.

Where the Corporation elects to pay any amounts pursuant to an Award by acquiring Common Shares on the Exchange or issuing Common Shares from treasury, the number of Common Shares to be delivered shall be equal to the nominal number of Common Shares underlying the Award (adjusted in accordance with Section 5(d), as applicable) and if the determination of the number of Common Shares to be delivered to a Grantee in respect of a particular Payment Date would result in the issuance of a fractional Common Share, the number of Common Shares deliverable on the Payment Date shall be rounded down to the next whole number of Common Shares. No certificates representing fractional Common Shares shall be delivered pursuant to this Plan nor shall any cash amount be paid at any time in lieu of any such fractional interest. If, as a result of the application of the limitations set forth in Section 4(b) hereof, the Award Value shall have been reduced to the Maximum Payment Amount of such Award, if applicable, the number of Common Shares so delivered shall be equal to the Maximum Payment Amount of such Award divided by the Fair Market Value.

(f)                                   Delivery of Payment — Any amount payable or Common Shares issuable to deliverable to a Grantee in respect of an Award shall be paid to the Grantee as soon as practicable following the Payment Date provided that the payment must occur not later than the Expiry Date.

(g)                                  Termination of Relationship as Eligible Participant — Unless otherwise determined by the Board or unless otherwise provided in an Award Agreement pertaining to a particular Award or any written employment or consulting agreement governing a Grantee’s role as an Eligible Participant, the following provisions shall apply in the event that a Grantee ceases to be an Eligible Participant:

(i)                                     Death - If a Grantee ceases to be an Eligible Participant as a result of the Grantee’s death, the Payment Date or Payment Dates pursuant to Awards held by the Grantee at the time of death shall be the Cessation Date, the heirs or successors of the Grantee shall be entitled to receive payment with respect to the Awards held by the Grantee at the time of death and the Payout Multiplier applicable to any Performance Awards held by the Grantee at the time of death shall be determined by the Board.

(ii)                                  Termination for Cause - If a Grantee ceases to be an Eligible Participant as a result of termination for cause, effective as of the Cessation Date all outstanding Award Agreements under which Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, in respect of the Award Value thereof for which the Payment Date shall not have occurred on or before the Cessation Date shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(iii)                               Voluntary Resignation — Except in the circumstances described in Subsection 9(b)(ii)(B), if a Grantee ceases to be an Eligible Participant as a result of a voluntary resignation, effective as of the Cessation Date all outstanding Award Agreements under which Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, in respect of the Award Value thereof for which the Payment Date shall not have occurred on or before the Cessation Date shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(iv)                              Termination not for Cause - Except in the circumstances described in Subsection 9(b)(ii)(A), if a Grantee ceases to be an Eligible Participant as a result of a termination by the Corporation not for cause, effective as of the date that is sixty (60) days after the Cessation Date all outstanding Award Agreements under which Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, in respect of the Award Value thereof for which the Payment Date shall not have occurred on or before the date that is sixty (60) days after the Cessation Date shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(v)                                 Extension of Expiration Period — Subject to Section 8, the Board may, in its sole discretion, determine that the dates for termination of Award Agreements or Awards set forth in Sections 5(g)(i), (ii), (iii) and (iv) shall be extended, provided such extension shall not be past the Expiry Date.

(h)                                 Rights as a Shareholder — Until and unless Common Shares have actually been issued in accordance with the terms of the Plan, the Grantee to whom an Award has been made shall not possess any incidents of ownership of such Common Shares including, for greater certainty and without limitation, the right to receive Dividends on such Common Shares (subject to the adjustments provided for in Section 5(d)) and the right to exercise voting rights in respect of such Common Shares.  Such Grantee shall only be considered a Shareholder in respect of such Common Shares when and if such issuance has been entered upon the records of the duly authorized transfer agent of Bellatrix.

(i)                                     Treatment of Non-Cash Dividends — Subject to any required approval of the Exchange (to the extent that the Common Shares are listed on the Exchange at such time), in the case of a non-cash Dividend, including Common Shares or other securities or other property, the Board may, in its sole discretion, determine that this non-cash Dividend be provided to a Grantee on the same basis as a holder of a Common Share with the same Dividend Record Date and Dividend Payment Date and, in such event, no adjustment to the Adjustment Ratio will be provided to the Grantee. The Board may provide this non-cash Dividend to the Grantee in the same form as the non-cash distribution received by a holder of a Common Share or a cash equivalent amount determined in the sole discretion of the Board.  In the alternate case, where the Grantee does not participate in a non-cash Dividend as described above, the Board will, in its sole discretion, determine the cash value of such non-cash Dividend to be applied to the Adjustment Ratio.

(j)                                    Effect of Certain Changes — In the event:

(i)                                     of any change in the Common Shares through subdivision, consolidation, reclassification, or, subject to Section 5(i), the payment of a stock Dividend on the Common Shares;

(ii)                                  that any rights are granted to all Shareholders to purchase Common Shares at prices substantially below the Fair Market Value; or

(iii)                               that, as a result of any recapitalization, merger, consolidation or other transaction which is not considered a Corporate Transaction for the purposes of Section 9 hereof, the Common Shares are converted into or exchangeable for any other securities, then, in any such case, the Board may, subject to any required approval of the Exchange (to the extent that the Common Shares are listed on the Exchange at such time), make such adjustments to the Plan, to any Awards and to any Award Agreements outstanding under the Plan as may be appropriate in the circumstances (including changing the Common Shares covered by each Award into other securities on the same basis as Common Shares are converted into or exchangeable for such securities in any such transaction) to prevent dilution or enlargement of the rights granted to Grantees hereunder

6.                                                                                      Withholding Taxes and Tax Treatment

When a Grantee or other person becomes entitled to receive a payment in respect of an Award (including, if so elected by the Corporation, payment in Common Shares issued from treasury or purchased on the Exchange), Bellatrix shall have the right to require the Grantee or person to remit to Bellatrix an amount sufficient to satisfy any withholding tax requirements relating thereto.  Unless otherwise prohibited by the Board or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a)                                 the tendering by the Grantee of a cash payment to Bellatrix in an amount less than or equal to the total withholding tax obligation; or

(b)                                 where Bellatrix has elected to issue Common Shares to the Grantee, the withholding by Bellatrix from the Common Shares otherwise due to the Grantee such number of Common Shares as it determines are required to be sold by Bellatrix, as trustee, to satisfy the total withholding tax obligation (net of selling costs which shall be paid by the Grantee).  The Grantee consents to such sale and grants to Bellatrix an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that Bellatrix does not accept responsibility for the price obtained on the sale of such Common Shares; or

(c)                                  the withholding by the Corporation or its applicable subsidiary, as the case may be, from any cash payment otherwise due to the Grantee (whether arising pursuant to the Grantee’s relationship as an officer or employee of the Corporation or as a result of the Grantee providing services to the Corporation or otherwise) such amount of cash as is less than or equal to the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the net proceed of the sale of any Common Shares so withheld is sufficient to satisfy the total withholding tax obligation.

Grantees (or their beneficiaries) shall be responsible for all taxes with respect to any Awards granted under the Plan.  The Board and Bellatrix make no guarantees to any person regarding the tax treatment of Awards or payments made under the Plan and none of Bellatrix, nor any of its employees or representatives shall have any liability to a Grantee (or its beneficiaries) with respect thereto.

7.                                                                                      Non-Transferability

Subject to Section 5(g)(i), the right to receive payment pursuant to an Award granted to an Eligible Participant is held only by such Eligible Participant personally.  Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of an Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Award shall terminate and be of no further force or effect.

8.                                                                                      Amendment and Termination of Plan

Subject to the restrictions set out in this Section 8, the Board may amend or discontinue the Plan and Awards granted thereunder at any time without Shareholder approval; provided any amendment to the Plan that requires approval of the Exchange or any other stock exchange on which the Common Shares are listed for trading may not be made without approval of the Exchange or such other stock exchange, as applicable.  Without the prior approval of the Shareholders, or such approval as may be required by the Exchange, the Board may not:

(a)                                 make any amendment to the Plan to increase the percentage of Common Shares reserved for issuance pursuant to outstanding Awards at any time pursuant to Subsection 4(a)(i) hereof;

(b)                                 make any amendment to increase the maximum limit on the number of securities that may be issued to insiders of Bellatrix pursuant to Subsections 4(a)(ii) or 4(a)(iii) hereof;

(c)                                  make any amendment to the Plan to permit the grant of Awards to directors who are not officers or employees of the Corporation;

(d)                                 make any amendment to the Plan that would permit a Grantee to transfer or assign Awards to a new beneficial Grantee other than in the case of death of the Grantee;

(e)                                  make any amendment to any outstanding Award to extend the Expiry Date of such Award; or

(f)                                   make any amendment to this Section 8.

In addition, no amendment to the Plan or Awards granted pursuant to the Plan may be made without the consent of the Grantee, if it adversely alters or impairs any Awards previously granted to such Grantee under the Plan.

9.                                                                                      Corporate Transaction and Change of Control

(a)                                 If the Corporation enters into any transaction or series of transactions (such transaction or transactions referred to herein as the “Corporate Transaction”), whereby the Corporation or all or substantially all of the Common Shares of the Corporation or all or substantially all of the Corporation’s undertaking, property or assets become the property of any other trust, body corporate, partnership or other person (a “Successor”) whether by way of take-over bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, then:

(i)                                     prior to or contemporaneously with the consummation of the Corporate Transaction, the Corporation and the Successor shall execute such instruments and do such things as are necessary to establish that upon the consummation of the Corporate Transaction the Successor will have assumed all the covenants and obligations of the Corporation under this Plan and the Awards and Award Agreements outstanding on consummation of the Corporate Transaction in a manner that substantially preserves and does not impair the rights of the Grantees thereunder in any material respect (including the ability to receive shares, securities or other property of the Successor (the “Replacement Securities”) in lieu of Common Shares on the Payment Date(s) applicable to such Awards and adjusted appropriately to give effect to the Corporate Transaction and which Replacement Securities the Grantee shall accept in lieu of Common Shares), and subject to compliance with this Section 9(a), any such Successor shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation under this Plan and such Award Agreements with the same effect as though the Successor had been named as the Corporation herein and therein and thereafter, the Corporation shall be relieved of all obligations and covenants under this Plan and such Award Agreements and the obligation of the Corporation to the Grantees in respect of the Awards shall terminate and be at an end and the Grantees shall cease to have any further rights in respect thereof; and

(ii)                                  prior to or contemporaneously with the consummation of the Corporate Transaction, if such Corporate Transaction constitutes a Change of Control, unless otherwise agreed by the Board prior to the completion of any Change of Control, the minimum Payout Multiplier applicable to any Awards that continue in effect following consummation of the Corporate Transaction shall be determined by the Board, and following consummation of such Corporate Transaction such minimum Payout Multiplier shall not be decreased by any Board resolution, determination or discretion (including pursuant to Subsections 9(b)(ii)(A) or 9(b)(ii)(B)) or any other action by the Successor.

(b)                                 Notwithstanding Subsection 9(a):

(i)                                     if (A) the Successor does not (or, upon the occurrence of the Corporate Transaction, will not) substitute or replace, or the nature of the Corporate Transaction does not provide for the full substitution or replacement of, the Common Shares with Replacement Securities on the same terms as described in Subsection 9(a)(i), (B) the Board determines, acting reasonably, that such substitution or replacement is not practicable or impairs or does not substantially preserve the rights of the holders of Awards, or (C) the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Awards, then the Payment Date for all Awards and underlying Award Value that has yet to be paid as of such time shall be the date which is immediately prior to the date upon which the Corporate Transaction is consummated and the Payout Multiplier applicable to any Performance Awards shall be determined by the Board acting reasonably;

(ii)                                  if a Change of Control occurs (regardless of whether such Change of Control constitutes a Corporate Transaction), and regardless of whether or not a Grantee is on a Leave of Absence, if:

(A)                               a Grantee is terminated without cause in connection with such Change of Control or within the six (6) months following a Change of Control, the Payment Date or Payment Dates for all outstanding Awards held by the Grantee shall be the Cessation Date and the Payout Multiplier applicable to any Performance Awards shall, subject to Subsection 9(a)(ii), be determined by the Board, acting reasonably; or

(B)                               within six (6) months following a Change of Control, the Grantee voluntarily resigns for an event or events which constitute Good Reason, the Payment Date or Payment Dates for all outstanding Awards held by the Grantee shall be the Cessation Date and the Payout Multiplier applicable to any Performance Awards shall, subject to Subsection 9(a)(ii), be determined by the Board, acting reasonably.

10.                                                                               Miscellaneous

(a)                                 Effect of Headings — The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

(b)                                 Compliance with Legal Requirements - The Corporation, in its sole discretion, may postpone the issuance or delivery of any Common Shares that it elects to issue pursuant to any Award to such date as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Common Shares in compliance with applicable laws, rules and regulations, provided that the issuance of such Common Shares shall occur on or before December 31 of the third calendar year following the calendar year in which the Awards in question were granted. The Corporation shall not be required to qualify for resale pursuant to a prospectus or similar document any Common Shares that it elects to issue pursuant to the Plan, provided that, if required, the Corporation shall notify the Exchange and any other appropriate regulatory bodies in Canada and the United States of the existence of the Plan and the granting of Awards hereunder in accordance with any such requirements.

(c)                                  No Right to Continued Employment or Service - Nothing in the Plan or in any Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Corporation or any subsidiary of the Corporation, to be entitled to any remuneration or benefits not set forth in the Plan or an Award Agreement or to interfere with or limit in any way the right of the Corporation or any subsidiary of the Corporation to terminate a Grantee’s employment or service arrangement with the Corporation or any subsidiary of the Corporation.

(d)                                 Expenses — Except as provided in Section 6, all expenses in connection with the Plan shall be borne by the Corporation.

(e)                                  Unfunded Plan - This Plan shall be unfunded.  The Corporation shall not be required to segregate any assets that may at any time be represented by Common Shares, cash or rights thereto, nor shall this Plan be construed as providing for such segregation.  Any liability or obligation of the Corporation to any Grantee with respect to an Award under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement, and no such liability or obligation of the Corporation shall be deemed to be secured by any pledge or other encumbrance on any property of the Corporation.  Neither the Corporation nor the Board shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

(f)                                   Grantee Information - Each Grantee shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan.  Each Grantee acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to the Board or its appointed administrator and other third parties, including, without limitation the Exchange, securities regulatory authorities and the Corporation’s transfer agent, in connection with the administration of the Plan or in accordance with the policies of the Exchange or applicable laws. Each Grantee consents to such disclosure and authorizes the Corporation to make such disclosure on the Grantee’s behalf.

(g)                                  Gender - Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

(h)                                 Clawback Policy Applicable. The clawback policy of the Corporation as currently in force, or as may be amended from time, shall apply to grants of Awards and the payment of Awards under this Plan in accordance with the terms of such clawback policy.

(i)                                     Foreign Participants — The Corporation may, without amending this Plan, modify the terms of Awards granted to Eligible Participants who provide services to the Corporation or any of its subsidiaries from outside of Canada in order to comply with the applicable laws, including securities and taxation laws of such foreign jurisdictions.  Any such modification of Awards with respect to a particular Eligible Participant shall be reflected in the Award Granted for such Eligible Participants

11.                                                                               Governing Law

The Plan shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

12.                                                                               Effective Date

[This Plan initially took effect on August 19, 2013 and was amended and restated effective May 18, 2016].